
2 0 0 5 ANNUAL REPORT


Pharmacyclics
INC

Given our experience with brain metastases from lung cancer, we are conducting additional trials with Xcytrin used alone and in combination with chemotherapy for recurrent NSCLC. Currently there are three ongoing trials in NSCLC. Promising preliminary data from one of these trials, recently presented at the International Association for the Study of Lung Cancer meeting, showed a high tumor response rate in patients with NSCLC receiving Xcytrin in combination with Taxotere® (docetaxel)*. Our ultimate goal is to impact the treatment of other clinical situations involving lung cancer and expand the clinical indications for Xcytrin to a range of tumors beyond lung cancer.

A Platform Technology: Xcytrin is First in Class of Drugs with Novel Mechanism of Action

Pharmacyclics' discovery platform is based on macrocyclic chemistry. Rather than identifying compounds based on "fit" into a structure such as a receptor, we selected Xcytrin based on a new paradigm in drug screening. Xcytrin is a member of a new class of small molecule drugs that we are developing called texaphyrins. These drugs selectively target cancer cells and other diseased tissues such as inflammation. Xcytrin was designed to possess unique chemical properties that would produce biological behaviors with potential medical utility.

As published in the May 2005 issue of ***Cancer Research***, the journal of the American Association for Cancer Research (AACR), Xcytrin targets oxidative stress-related proteins and disrupts critical pathways necessary for cancer cell survival. It is anticipated that this mechanism could result in a broad spectrum of anti-cancer activity and we are exploring this possibility in our extensive clinical development program.

Antrin for Vulnerable Plaque

Other agents derived from our technology platform are under development. One of these, Antrin® (motexafin lutetium), has completed Phase 1 evaluation for the potential treatment of patients with coronary artery disease. Antrin targets inflammatory sites in the coronary arteries, which are now recognized as a major cause of heart attacks. Atherosclerotic plaque harboring inflammatory cells and lipids are "vulnerable," or prone to rupture, causing acute thrombosis and obstruction to blood flow. We are developing Antrin as a treatment for vulnerable plaque and expect to begin a Phase 2 trial in late calendar 2005.

Future Commercialization Plans

We have retained our rights to Xcytrin and plan to commercialize the product ourselves in the United States. We have established a strong clinical development capability and envision building sufficient commercial capability for the U.S. launch of the product, should it be approved. We plan to establish corporate alliances for commercialization of the product in the rest of the world.

Positioned for Success

We believe our efforts have positioned Xcytrin to potentially become a very important oncology product with broad clinical utility. We have judiciously managed our expenses while conducting international clinical development programs. Our cash position of $71.9 million with 19.8 million shares outstanding June 30, 2005, is an indication of our financial discipline.

We find ourselves in an exciting and unique situation. We own the worldwide rights to an oncology product that potentially addresses a number of cancer indications. Our dedicated employees and collaborators look forward to making an important contribution to the care of patients with cancer and establishing Pharmacyclics as a leading oncology company.

Richard A. Miller

Richard A. Miller, M.D.
President and Chief Executive Officer

*Taxotere® is a registered trademark of Aventis.

Dear Stockholders:

Pharmacyclics belongs to a select group of biopharmaceutical companies with a novel, late-stage oncology drug that has the potential to address large, unmet clinical needs. And we own the worldwide rights to this drug, Xcytrin® (motexafin gadolinium), allowing us the opportunity to realize our vision of becoming a fully integrated biopharmaceutical company.

Completion of Enrollment in the SMART Trial

In March of 2005, we announced completion of patient enrollment in our randomized Phase 3 pivotal trial with Xcytrin for patients with brain metastases from non-small cell lung cancer (NSCLC) receiving whole brain radiation therapy (WBRT). This trial, known as the **SMART** (Study of Neurologic Progression with Motexafin Gadolinium And Radiation Therapy) trial, enrolled 554 patients from 94 centers in the United States, Canada, Europe, and Australia. It is one of the largest, most comprehensive clinical trials ever conducted for this disease. The design of the **SMART** trial, which received a Special Protocol Assessment (SPA) from the U.S. Food and Drug Administration (FDA), is based on extensive knowledge and expertise derived from an earlier, randomized clinical trial of Xcytrin. As specified by the protocol, patients will be followed for six months after the last patient was enrolled before analyzing the data. Top line results are anticipated by the end of calendar 2005.

Brain metastases are a common complication of cancer affecting up to 25% of patients with solid tumors. Currently, there is no FDA approved drug or biologic for the treatment of this condition. Although almost all patients receive some form of radiation to the brain, these treatments are unsatisfactory as most patients continue to experience neurologic and neurocognitive deterioration and, ultimately, death. If successful, Xcytrin will be the first drug approved for treatment of this common and serious disease.

Brain metastases occur when tumor cells spread from the primary cancer site to the brain forming tumors that grow within the tissues of the brain. As these tumors grow, patients experience progressive neurologic and neurocognitive problems including headache, paralysis, vision loss, difficulty walking, abnormal speech, altered mental status, loss of memory, and decreased cognitive function. The **SMART** trial is designed to demonstrate that the addition of Xcytrin to WBRT improves neurologic and neurocognitive function compared to WBRT alone, which is the current standard treatment.

The most common cause of brain metastases is lung cancer, which spreads to the brain frequently and early in the course of the disease. Of the 170,000 patients diagnosed with lung cancer each year in the United States, it is estimated that up to 50% may develop a brain metastases at some point during the course of their illness. The incidence of brain metastases from lung cancer is expected to increase as a consequence of improvements in therapy, which have lengthened survival and increased the probability of developing this complication. Moreover, greater recognition and awareness of this problem has led to more widespread use of magnetic resonance imaging (MRI) procedures to identify patients with brain metastases earlier in the course of their illness.

Developing Xcytrin for Broad Applications in Cancer

Lung cancer is the leading cause of cancer death among both men and women worldwide. We believe that if Xcytrin is shown to be effective in the treatment of brain metastases from lung cancer, there will be substantial interest in evaluating this drug for the systemic treatment of lung cancer, including its use earlier in the course of the disease. We have made progress toward this goal with a broad clinical trial program evaluating Xcytrin as a single agent and in combination with various chemotherapy regimens for the treatment of several types of tumors including NSCLC. The goal of these trials is to define the spectrum of clinical activity for Xcytrin and to pursue those indications that are most promising. Preliminary results from these trials have shown that Xcytrin has single agent anti-tumor activity and may be combined with standard chemotherapy agents due to its tolerability and non-overlapping toxicity.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

For Annual and Transition Reports Pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2005



☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________.

Commission File Number: 000-26658

PHARMACYCLICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3148201
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	94085-4521
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (408) 774-0330

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 Par Value
Preferred Share Purchase Rights

(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant was $174,574,958 based on the closing sale price of the Registrant's common stock on The Nasdaq National Market on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the Registrant's common stock as of July 31, 2005 was 19,807,999.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2005 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission.

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ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2005

TABLE OF CONTENTS

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Part I

Important Factors Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- *information concerning possible or assumed future results of operations, trends in financial results and business plans;*
- *statements about our product development schedule;*
- *statements about our expectations for regulatory approvals for any of our product candidates;*
- *statements about the level of our costs and operating expenses;*
- *statements about our future capital requirements and the sufficiency of our cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;*
- *statements about the potential results of ongoing or future clinical trials;*
- *other statements about our plans, objectives, expectations and intentions; and*
- *other statements that are not historical fact.*

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this report and in any other public statements are subject to unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Also note that we provide a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to our business under the caption Risk Factors and elsewhere in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results.

Item 1. *Business*

We are a pharmaceutical company developing a patented new class of drugs to treat cancer, atherosclerosis and other diseases. Our pharmaceutical agents, known as texaphyrins, are synthetic small molecules designed to possess a variety of biological and chemical properties. These ring-shaped molecules have a central core that is capable of bonding with various metal ions. The properties of these molecules may be modified by substitution of different metal ions into the central cavity or by modifying the structure of the texaphyrin ring. This approach enables us to synthesize a number of agents, each possessing unique biochemical properties. By making slight alterations of the chemical structure, we can produce an agent intended to address a particular disease. Two lead product candidates have been produced and are being evaluated in clinical trials:

- **Xcytrin®** (motexafin gadolinium) Injection, is now being evaluated in several clinical trials. A pivotal randomized Phase 3 trial that enrolled 554 patients has now been completed. We anticipate that data from this trial will be available by the end of calendar 2005. Xcytrin is an anti-cancer agent with a novel mechanism of action. It is designed to selectively target cancer cells and, by disrupting cell metabolism, induce cell death through a cellular process known as apoptosis. Xcytrin has the potential to be used for treating many types of cancer.

Several Phase 1 and Phase 2 clinical trials are in progress evaluating Xcytrin as a stand-alone agent, and in combination with chemotherapy, radiation therapy or biologic therapy with monoclonal antibodies. One of Xcytrin's chemical features allows it to be visualized in the body using standard magnetic resonance imaging (MRI) procedures. Using MRI, we have established that Xcytrin localizes selectively in cancers. We own the worldwide rights to Xcytrin.

- **Antrin®** (motexafin lutetium) Angiophototherapy, has completed Phase 1 clinical trials for the treatment of atherosclerosis involving the coronary arteries of the heart. Antrin targets the inflammatory cell component of a form of atherosclerosis known as vulnerable plaque, the leading cause of heart attacks. Using interventional cardiology procedures, Antrin is selectively activated at the diseased arterial site by light energy delivered into the blood vessel through an optical fiber. We own the worldwide rights to Antrin.

Cellular metabolism is the biologic process through which cells produce energy required for their survival and synthesize simple building blocks into complex molecules necessary for life. Many diseased cells, including cancer cells and inflammatory cells in vulnerable plaque, have metabolic derangements that distinguish them from normal cells. Texaphyrins target these metabolic disturbances and accumulate at the disease site in minutes to a few hours after administration of the drugs. Texaphyrins can be cytotoxic to diseased cells, such as the case with Xcytrin, or they may be designed to be activated selectively at the site of disease, such as with light energy activation of Antrin. Our drugs are intended to act more selectively than standard therapies and thereby to improve treatments for serious and life-threatening diseases such as cancer and coronary artery disease.

Market Overview

Cancer

Cancer results from the uncontrolled multiplication of cells, which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other places in the body. Approximately 1.3 million new cases of cancer are diagnosed annually in the United States. The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and existence of spread of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy, chemotherapy or biologic therapy.

Most existing therapies of cancer tend to indiscriminately destroy both healthy and diseased cells and may cause serious side effects. As a result, substantial cancer research has been directed toward developing novel treatments that are more selective for the cancer and less toxic to normal tissues. These approaches seek to identify drugs, radiation therapy procedures or biological agents that are capable of targeted destruction of the tumor with fewer side effects than existing treatments. Ideal agents would be those that are easy to deliver to the patient and capable of being used in combination with other cancer therapies to enhance efficacy without increasing toxicity to normal tissues. In addition to therapies intended to potentially cure patients, much of cancer therapy is utilized for palliation; it is given for reducing the pain and suffering from cancer. The following is a description of the market for current therapies used in the treatment of cancer:

- *Surgery.* Surgical removal of tumors is attempted whenever the tumor appears to be localized in a single, accessible site. Although potentially curative for localized cancers, many patients have disease that is inaccessible to complete surgical removal or has spread from the primary site. Spread of cancer from the primary site, known as metastasis, usually requires some form of systemic therapy with agents that distribute to all parts of the body.

- *Radiation Therapy.* Approximately 4,000 physicians specializing in radiation oncology administer radiation therapy to more than 700,000 patients annually in the United States. Radiation therapy is a localized treatment that may cure patients with tumors that are limited in size and have not spread from the primary site. Radiation therapy is frequently used to ameliorate the symptoms or signs of disease. This approach is not curative and is done to palliate or lessen patient suffering caused by tumor growth at a particular anatomic site. Radiation is usually applied to the tumor site several times per week over a period of two to six weeks. Radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the radiation cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will receive radiation therapy as part of their initial treatment. In addition, more than 150,000 patients with persistent or recurrent cancer also will receive radiation therapy. A growing trend in radiation oncology is to deliver the radiation concomitantly with chemotherapy drugs in order to improve clinical outcomes.

- *Chemotherapy.* More than 350,000 patients each year in the United States receive chemotherapy for treatment of many types of cancer. The serious or life-threatening side effects of chemotherapy agents, many of which are due to lack of selectivity, limit the effectiveness of this treatment. Chemotherapy drugs tend to distribute themselves throughout the body in normal tissues as well as in the tumor. Because of their toxicity to normal tissues, chemotherapy drugs can be administered only in small dosages and accordingly, the therapeutic benefits may be limited. Cancer cells also can become resistant to chemotherapy drugs, stimulating great interest in the identification of new agents with unique mechanisms of action.
- *Targeted Therapy.* Recently, monoclonal antibodies and drugs targeting specific molecular defects in cancer cells have been approved for the treatment of some cancers. Although more selective and usually safer than radiation and chemotherapy, these treatments are, so far, limited to certain types of cancer.

Most patients with cancer are treated with a combination of drugs or approaches that are intended to eradicate as much of the cancer as possible. The selection of agents is based on their mechanism of action and safety profile. The goal of combination therapy is to increase tumor destruction without causing unacceptable toxicity. Substantial research efforts are directed to finding new agents with novel mechanisms of action that can be added to existing combination therapy regimens and improve clinical outcomes.

Coronary Artery Disease

Coronary artery disease is most often the result of a condition known as atherosclerosis. Atherosclerosis is a disease in which cholesterol, other fatty materials and inflammatory cells are deposited in the wall of blood vessels, forming a build-up known as plaque. There are two types of plaque, hard (or calcified) and soft (or vulnerable). The build up of hard plaque causes a narrowing of the interior of blood vessels, reducing blood flow, which can lead to a heart attack. However, recent evidence has established that over 80% of heart attacks are caused not by hard plaque, but by vulnerable plaque. Vulnerable plaque results from the accumulation in the blood vessel wall of inflammatory cells and fat covered by a fibrous connective tissue cap. The vulnerable plaque can rupture, which can lead to the formation of a blood clot in the vessel and subsequently to a heart attack. Vulnerable plaque is frequently present at multiple locations within the vessel wall.

Current treatments of hard plaque include coronary artery bypass surgery and other techniques which are aimed at removing or relieving the accumulation of hard plaque. Balloon angioplasty is a procedure using catheter devices inserted inside the vessels to mechanically compress or remove the obstruction. More than 600,000 patients per year in the United States undergo these procedures for treatment of atherosclerosis in the coronary arteries. These procedures require the use of anti-clotting drugs and, frequently, the use of devices known as stents inserted inside the vessels to reduce the incidence of reclosure, which results from traumatic damage to the vessel wall. Generally, these techniques have been limited to treating only focal areas or short sections of the diseased vessel. Vulnerable plaque remains an unmet medical need as balloon angioplasty and stents do not adequately address this condition.

Our Business Strategy

The key elements of our business strategy include:

- *Retaining rights and commercializing our oncology products in the U.S.* We intend to retain rights and develop sales and marketing capabilities in the U.S. for our oncology products.
- *Focusing on proprietary drugs that address large markets for the treatment of cancer.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology where we have established strength in preclinical and clinical development and where accelerated regulatory approval and favorable pricing may be possible.
- *Evaluating Xcytrin in many types of cancer including its use as a single agent, in combination with radiation therapy and in combination with chemotherapy.* We are leveraging both our oncology experience and Xcytrin's versatility by conducting clinical trials in a variety of cancer types and clinical situations.

- *Creating diverse product opportunities based on our texaphyrin technology.* Our texaphyrin-based technology platform can be used to target many different types of disease. In addition to oncology, our research and development efforts are focused on developing new uses for texaphyrins to address unmet medical needs such as the treatment of vulnerable plaque.

- *Establishing strategic alliances.* We intend to establish strategic alliances for the commercialization of our oncology products outside the U.S. and for the development and commercialization of potential products that are outside the oncology area.

Status of Products Under Development

The table below summarizes our product candidates and their stage of development:

Product Candidate	Disease Indication	Development Status[1]
CANCER THERAPY		
XCYTRIN		
Single Agent	Lung cancer	Phase 2 — enrolling
	Lymphoma	Phase 2 — enrolling
	Chronic lymphocytic leukemia (CLL)	Phase 2 — enrolling
	Kidney cancer	Phase 2 — enrolling
With Radiation	Brain metastases from lung cancer	Phase 3 — study complete[2]
	Primary brain tumor	Phase 2 — complete
	Brain metastases with stereotactic radiosurgery	Phase 2 — enrolling
	Childhood gliomas[3]	Phase 1 — enrollment complete
With Chemotherapy	Advanced cancers (with Taxotere®)	Phase 1 — enrolling (two trials)
	Primary brain tumor (with Temodar®)	Phase 1 — enrolling
	Lung cancer (with cisplatin and Taxotere)	Phase 1 — enrolling
ATHEROSCLEROSIS THERAPY		
ANTRIN Angiophototherapy	Coronary artery disease	Phase 1 — complete

(1) "Phase 1" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes distribution of a compound. "Phase 2" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase 3" means human clinical trials designed to lead to accumulation of data sufficient to support a new drug application, including substantial evidence of safety and efficacy.

(2) Pivotal Phase 3 trial has been completed with data anticipated by the end of calendar 2005.

(3) Study conducted by the National Cancer Institute.

Cancer Therapy with Xcytrin

Cancer cells have derangements of their metabolism, which distinguishes tumors from normal tissues. Many existing chemotherapy drugs are intended to exploit the metabolic abnormalities of cancer cells, which is the basis for the mode of action of many of these drugs. Xcytrin's selective uptake in tumor cells occurs within minutes of administration and persists for hours, effectively concentrating the drug's effect in the tumor. The targeting of tumors is based on Xcytrin's novel mechanism of action. We believe Xcytrin disrupts redox dependent biochemical pathways in cancer cells by inhibiting the function of certain key proteins. These oxidative stress response proteins are required for cancer cells to survive and grow. By inhibiting these proteins, Xcytrin is designed to weaken, and in some cases, kills the cancer cells. Tumor selectivity occurs because cancer cells have greater abundance of these proteins compared to normal cells. In laboratory studies, cancer cells incubated with Xcytrin undergo either growth arrest or apoptosis, a programmed sequence of events leading to cell death. The sensitivity of cancer cells to Xcytrin varies, depending on the type of cancer. Also in laboratory studies, Xcytrin enhances the activity of several commonly used chemotherapy agents and radiation. In published pre-clinical studies, animals receiving Xcytrin in combination with radiation therapy or chemotherapy had greater tumor response rates as compared to the control groups receiving equivalent doses of either radiation therapy or chemotherapy alone. Preclinical studies further suggest that Xcytrin increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of Xcytrin is that it is detectable by magnetic resonance imaging scanning (MRI), providing a method for monitoring its distribution in patients and for determining the precise size and location of tumors.

For our first product candidate, we intend to seek U.S. Food and Drug Administration (FDA) approval of Xcytrin for treatment of patients receiving whole brain radiation therapy for non-small cell lung cancer that has spread to the brain. Patients with this problem, known as brain metastases, develop devastating neurologic complications, including severe headache, seizures, paralysis, blindness and impaired ability to think. Radiation therapy for treatment of this problem is performed on approximately 90,000 patients per year in the United States and is intended to prevent, delay, or reduce these complications. We believe that Xcytrin could eventually be used for the treatment of many other types of cancer.

Clinical Status. We have completed a Phase 1 clinical trial of Xcytrin in 38 adult patients with advanced cancer who received radiation therapy. This trial was designed to determine the toxicity of a single dose of the drug. Reversible kidney toxicity was found at the highest doses of drug tested. Accumulation of Xcytrin in lung cancer, breast cancer and other tumors was confirmed using magnetic resonance imaging. The results of this study were published in the journal *Clinical Cancer Research* in 1999.

We also have completed an international multicenter Phase 1b/2 clinical trial in 61 patients to evaluate the safety and efficacy of Xcytrin in cancer patients receiving radiation therapy for treatment of tumors which had spread to the brain. Ten once-daily treatments of Xcytrin and whole brain radiation therapy were well tolerated. The maximally tolerated dose of Xcytrin was 6.3 mg/kg. Dose limiting toxicity was found to be reversible elevation of liver function tests. The most common side effects were transient skin discoloration. Other adverse events occurring in at least ten percent of patients included nausea, vomiting, rash, headache and weakness. Xcytrin's tumor selectivity was established by MRI. The radiologic tumor response rate was 72% in the Phase 2 portion of the study. These results were published in 2001 in the *Journal of Clinical Oncology.* Although there was no control group in the study, the results suggested that Xcytrin increased tumor control in the brain beyond that expected with radiation alone.

Based on the results of our Phase 1b/2 trial, we conducted an initial randomized, controlled Phase 3 trial with Xcytrin for the treatment of patients with brain metastases who were undergoing whole brain radiation therapy. The study was conducted at more than 50 leading cancer centers in the United States, Canada and Europe and enrolled 401 patients: 251 with lung cancer, 75 with breast cancer and 75 with other tumor types. The results of this study were published in July 2003 in the *Journal of Clinical Oncology.*

This study was designed to compare the safety and efficacy of standard whole brain radiation therapy (WBRT) to standard WBRT plus Xcytrin. The study had co-primary efficacy endpoints of survival and time to neurologic progression. Time to neurologic progression is a clinical benefit endpoint of special importance in patients with brain metastases since the majority of patients with brain metastases experience neurologic decline despite the use of WBRT. Physicians administer WBRT to patients with brain metastases primarily to prolong the time before the neurologic progression occurs. An independent Events Review Committee (ERC), blinded to the treatment assignment, determined neurologic progression based on prespecified criteria. The trial design also included evaluation of neurologic progression determined by standardized investigator assessments.

The trial did not meet its primary endpoints for the entire patient population. However, there was a significant improvement in time to neurologic progression in the pre-specified stratum of lung cancer patients receiving Xcytrin. Over 60% of the patients in the study had lung cancer, representing the largest sub-group of patients. Results from both the ERC and the investigators' assessments were in agreement that lung cancer patients receiving Xcytrin had a benefit in time to neurologic progression.

By investigator neurologic assessment, treatment with Xcytrin was associated with improved time to neurologic progression in the entire 401 patient population (P=0.018, unadjusted) with the benefit primarily confined to the lung cancer patients. These results were confirmed by the ERC, which also found a benefit in the lung cancer population (P=0.048, unadjusted).

The majority of patients with brain metastases have extensive disease outside the brain and frequently die from causes unrelated to tumor growth in the brain. There was no significant difference in survival in patients who received Xcytrin (median 5.2 months) or who did not receive Xcytrin (median 4.9 months). We believe this lack of survival difference is due to death from tumor progression outside the brain, which would not be expected to be controlled by WBRT. However, lung cancer patients treated with Xcytrin were found to have a reduction in death due to brain tumor progression as assessed by investigators.

In our trial, patients with lung cancer differed substantially from patients with breast and other cancers. Lung cancer patients more often presented with brain metastases concomitantly with their initial primary tumor diagnosis, had brain as the only known site of metastases, had smaller tumor volume and less prior therapy. There are several possible reasons for the observed benefit in time to neurologic progression seen in the lung cancer sub-group. We believe that less extensive extracranial disease, more rapid and reversible development of central nervous system signs and symptoms and less exposure to prior neurotoxic chemotherapies provided a greater opportunity to demonstrate a clinical benefit in this group of patients. Other studies also have shown that lung cancer patients with brain metastases behave differently than patients with brain metastases from other solid tumors and appear to benefit from additional brain directed therapies.

Neurocognitive function was one of the secondary endpoints of our study. Performance on neurocognitive tests is related to the patient's ability to recognize and remember objects or words, make decisions, be aware of their environment, speak words and reason. Consistent with the findings of the ERC and investigators regarding time to neurologic progression, neurocognitive testing revealed a benefit in prolonging time to neurocognitive progression in six tests of memory and executive function for lung cancer patients treated with Xcytrin. These results were published in January 2004 in the *Journal of Clinical Oncology.*

The administration of Xcytrin was well tolerated with 96% of the intended doses delivered during the trial. Serious drug related adverse events that were noted include hypertension (5.8%), asthenia (2.6%), hyponatremia (2.1%), leukopenia (2.1%), hyperglycemia (1.6%) and vomiting (1.6%).

Based on the clinical activity seen in our initial Phase 3 trial in patients with brain metastases from lung cancer, we conducted a pivotal Phase 3 clinical trial to confirm the potential clinical benefits observed in patients with brain metastases from non-small cell lung cancer, known as the SMART (**S**tudy of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial. We have completed the enrollment of 554 patients with brain metastases from non-small cell lung cancer in this international, randomized controlled trial. We anticipate that the results from the SMART trial will be available by the end of calendar 2005. Patients were randomized to receive either Xcytrin plus WBRT or WBRT alone. A battery of neurologic and neurocognitive assessments were obtained with the goal of establishing that the function of the brain is improved in patients receiving treatment with WBRT and Xcytrin. Time to neurologic progression, the primary study endpoint, will be determined by a blinded ERC. Secondary endpoints of this trial include survival, neurocognitive function and time to loss of functional independence.

We requested and received a Special Protocol Assessment (SPA) from the FDA for the SMART trial. Special Protocol Assessment provides for sponsors of clinical trials to receive official FDA evaluation, guidance and agreement on the design and size of pivotal trials that will form the basis for final approval with respect to effectiveness claims. The FDA's agreement contained in the SPA may not be changed, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase 3 trial is commenced.

The FDA has indicated that our Phase 3 trial's primary endpoint of time to neurologic progression is an endpoint that can provide the basis for approval of the drug. In November 2003, we were granted fast track designation by the FDA for the use of Xcytrin for the treatment of brain metastases from lung cancer. This designation will not impact the results of our trial or the overall approvability of Xcytrin with the FDA, but it may assist in expediting the FDA's review of the potential application for the approval of Xcytrin. The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors, as discussed in further detail below.

We have also completed a multicenter Phase 2 trial with Xcytrin and radiation for the treatment of glioblastoma multiforme, a malignant primary brain tumor. In addition to our studies using Xcytrin in combination with radiation, the National Cancer Institute is sponsoring several clinical trials with Xcytrin and radiation for additional cancer types including primary brain tumors, pediatric brain tumors and lung cancer.

Our strategy is to evaluate Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. We have begun Phase 2 clinical trials with Xcytrin used alone to treat lung cancer and to treat hematologic cancers such as lymphomas and chronic lymphocytic leukemia. We also have begun Phase 2 clinical trials with Xcytrin used alone for kidney cancer and in combination with stereotactic radiosurgery for the treatment of brain metastases. Phase 1 trials are underway evaluating Xcytrin given in combination with Taxotere for lung, prostate, ovarian and breast cancer and with Temodar for primary brain tumors.

Coronary Artery Disease Therapy

Antrin Angiophototherapy of Vulnerable Plaque

Preclinical studies conducted by Pharmacyclics and our collaborators have demonstrated that texaphyrins accumulate in vascular plaque caused by atherosclerosis. Preclinical studies have indicated that following intravenous injection of Antrin, light delivered into the blood vessel using an optical fiber (angiophototherapy) resulted in non-mechanical reduction or elimination of the plaque without damage to the lining of the vessel. These studies have shown that Antrin and other texaphyrins accumulate in the inflammatory cells within atherosclerosis and that following angiophototherapy the number of these cells is reduced. We believe that these results suggest that Antrin Angiophototherapy has the potential to eliminate or reduce plaque without complications such as thrombosis and reclosure. Additional preclinical studies further suggest that Antrin Angiophototherapy could be used to treat longer segments of blood vessels, which is not possible with other currently available techniques. Vulnerable plaque is rich in inflammatory cells and prone to rupture causing a sudden blood clot and closure of the vessel. It is now believed that the majority of heart attacks are caused by rupture of vulnerable plaque, which is frequently present in multiple locations throughout the coronary arteries. Removal of inflammatory cells suggests that Antrin may reduce or stabilize vulnerable plaque and that this may be achievable over long segments of the coronary arteries.

Clinical Status. Our Phase 1 clinical trial with Antrin Angiophototherapy for the treatment of coronary artery disease in 79 patients receiving balloon angioplasty and stents was published in the September 2003 issue of the journal *Circulation.* This study was primarily designed to evaluate the safety of various doses of drug and light. Patients received follow-up angiograms six months after treatment to evaluate effects of the treatment on the blood vessels. No major treatment-related angiographic or biochemical adverse effects or abnormalities were observed and no dose-limiting toxicities were noted. No instances of emergency coronary artery bypass, death, stroke or myocardial infarction occurred in patients who received both Antrin infusion and endovascular illumination and activation of the drug. The most frequently reported side effects were mild, transient rash and reversible mild tingling in the hands and feet, some of which lasted days to weeks, but did not require clinical intervention. Optimum drug and light doses were identified for use in subsequent clinical trials.

We believe that Antrin Angiophototherapy may be useful in the treatment or stabilization of vulnerable plaque.

Collaboration and License Agreement

National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the National Cancer Institute's Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of Xcytrin for the treatment of cancer. Under this cooperative research and development agreement, Pharmacyclics and the National Cancer Institute jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. The National Cancer Institute is conducting several separate clinical trials for treatment of brain tumors and cancers involving the lung. We believe that these National Cancer Institute-sponsored trials will supplement our own clinical development efforts for Xcytrin. Although third parties will be conducting the trials, we will provide clinical supplies of our drugs and we intend to monitor the progress and results of these trials.

The University of Texas License. In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and European patents covered by the agreement expire are 2015 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Patents and Proprietary Technology

We believe our success depends upon our ability to protect our proprietary technology. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. Pharmacyclics owns or licenses rights to:

- 76 issued U.S. patents; and
- 21 other pending U.S. patent applications.

These issued U.S. patents expire between the years 2009 and 2022. In addition, Pharmacyclics owns or licenses approximately 134 foreign patents, including 82 patents issued in various European countries, more than 80 pending non-U.S. patent applications filed under the Patent Cooperation Treaty, with the European Patent Office, and nationally in Canada, Japan, Australia and other countries.

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $25.0 million in fiscal 2005, $24.4 million in fiscal 2004, and $23.9 million in fiscal 2003.

Marketing and Sales

We currently have no significant marketing, sales, or distribution capabilities, but we plan to build these capabilities in the United States. Since our first product candidate, Xcytrin, is currently in the latter stages of product development, and because we have retained worldwide commercialization rights to Xcytrin, we have started creating a U.S.-based sales and marketing organization in preparation for the potential approval and commercial launch of Xcytrin.

Manufacturing

We currently use third parties to manufacture various components of our products under development.

Texaphyrin-based Products. We have entered into commercial supply agreements with three manufacturers who each manufacture a separate component related to the complete manufacturing of our Xcytrin drug substance. In fiscal 2001, we took delivery of commercial quantities of Xcytrin drug substance. We have also entered into a commercial supply agreement for the formulation, filling, packaging and labeling of commercial quantities of Xcytrin drug product. We utilize the same contract manufacturer for the formulation, filling, packaging and labeling of clinical supplies of Xcytrin and Antrin.

Light Production and Delivery Devices. In connection with our development of Antrin Angiophototherapy, we have developed certain light sources and delivery methods, such as lasers and fiber optic devices. We have purchased laser devices capable of producing the required wavelength of light for use with Antrin. We have acquired, from a contract supplier, cylindrically diffusing light fibers for animal studies and for use in our Antrin clinical trials. In addition, we may seek other suppliers of light delivery devices for clinical trials and commercial purposes, although we cannot be certain that any agreements will be reached with such suppliers on terms commercially reasonable to us, if at all.

Competition

We face intense competition from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target.

Although the FDA has not yet approved any agents for the treatment of brain metastases, we expect significant competition in this field, as we believe that one or more companies are developing and testing products which may compete directly with our Xcytrin product under development. These companies may succeed in developing technologies and products that are more effective than ours or would render our products or technologies obsolete. Stereotactic radiosurgery, or delivery of high doses of focused radiation, is being used to treat brain metastases. Although currently used in limited clinical situations, use of stereotactic radiosurgery is expected to increase. See "Risk Factors — We face rapid technological change and intense competition."

We also face intense competition in the treatment of atherosclerosis, which currently includes the use of pharmaceutical agents and devices. Various drugs also have been shown to reduce or prevent atherosclerosis. Balloon angioplasty and stents are widely used and generally accepted techniques to reduce the narrowing of vessels by atherosclerosis. Recently, drug eluting stents have been approved for use in preventing restenosis following balloon angioplasty. No agents or devices have been approved for treatment of vulnerable plaque.

Government Regulation and Product Approval Process

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties. We believe that the FDA will regulate our product candidates as drugs or, with respect to Antrin, as a combination of a drug and a device.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;
- submission to the FDA of a New Drug Application (NDA); and
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice (cGMP) regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase 1:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- ***Phase 2:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
- ***Phase 3:*** When Phase 2 evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase 2 trials and thus these trials are frequently referred to as Phase 1/2 trials. We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the relevant Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility is in substantial compliance with cGMP regulations. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

We have utilized the procedure called "Special Protocol Assessment" for Xcytrin. Under this procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase 3 trial is commenced. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. While we have received FDA's agreement on a Special Protocol Assessment for the Phase 3 SMART trial assessing Xcytrin, there can be no assurance that this trial will have a successful outcome.

In November 2003, the FDA also granted "fast track" designation to Xcytrin for the treatment of brain metastases from lung cancer. "Fast track" products are those cancer therapies and other therapies intended to treat severe or life-threatening diseases. Under the fast track program, the sponsor of a new drug may request the FDA to designate a drug for a specific indication as a fast track drug concurrent with or after the IND is filed for the product candidate. Under a fast track designation, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, a fast track drug may qualify for priority review by the FDA. Under FDA priority review policies, a drug is eligible for priority review, or review within a six month time frame from the time a complete NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis, or prevention of a disease. A fast track designated drug would ordinarily meet the FDA's criteria for priority review. We cannot guarantee any of our products will receive a priority review designation, or if a priority review designation is received, that review or approval will be faster than conventional FDA procedures, or that FDA will ultimately grant product approval. These FDA policies are intended to facilitate the development, expedite the review, and shorten the total time for marketing approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases.

The FDA has also designated Xcytrin as an orphan drug for the treatment of brain metastases arising from solid tumors. Under the FDA's orphan drug regulations, the FDA may designate a drug candidate as an orphan drug if it is intended for the treatment of a rare disease or condition affecting fewer than 200,000 people in the United States, or if the disease or condition occurs so infrequently that there is no reasonable expectation that the costs of the drug development and marketing will be recovered in future sales of the drug in the United States. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. If a product which has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the sponsor is entitled to seven (7) years of marketing exclusivity after FDA approval during which time another sponsor may not obtain FDA approval to market the same drug for the same indication, unless the other sponsor demonstrates to the FDA that its product is clinically superior to the orphan drug. Orphan drugs are also typically eligible for tax credits for clinical research and are exempt from fees imposed when an application to approve the product for marketing is submitted.

In addition to the drug approval requirements applicable to our Antrin Angiophototherapy product for treatment of atherosclerosis, we may also need to obtain FDA approval for the laser and associated light delivery devices used in such treatments, which are regulated by the FDA as medical devices. The FDA's regulations governing the development, approval and marketing of medical devices are similar to those governing the development, approval and marketing of drug products. To obtain approval of such devices, Pharmacyclics and the manufacturers of such devices may be required to submit additional clinical data obtained from the use of such devices with Antrin, which may further delay or hinder the approval process for Antrin. Manufacturers of such light delivery devices currently are under no obligation to us to file or pursue such applications, and any delay or refusal on their part to do so could have a material adverse effect on us.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

Third-Party Payor Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our products cost-effective or may not provide coverage of and reimbursement for our products, in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which, among other things, establishes a new prescription drug benefit beginning January 1, 2006 and changes reimbursement for certain oncology drugs under existing benefits. It remains difficult to predict the impact that the MMA will have on us and our industry. Furthermore, we cannot predict the impact on our business of any legislation or regulations that may be enacted or adopted in the future.

Employees

As of June 30, 2005, we had 128 employees, two of whom were part-time. Ninety-nine of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 29 in marketing, finance, administration and operations. Twenty-four of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pcyc.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

RISK FACTORS

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition.

Risks Related to Pharmacyclics

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, demands on our clinical staff have been increasing and we expect they will continue to increase due to our monitoring of additional clinical trials. We may fail to effectively oversee and monitor these many simultaneous clinical trials, which would result in increased costs or delays of our clinical trials and negatively impact our ability to collect complete and audited data from clinical sites participating in our Phase 3 SMART trial. Even if these clinical trials are completed and audited data is collected, we may fail to complete and submit a new drug application for many reasons, including, as was the case with our first Phase 3 trial of Xcytrin, failure to meet our primary endpoints.

We have received a Special Protocol Assessment (SPA) from the FDA for our Phase 3 SMART trial. In the SPA process, the FDA reviewed the design, size and planned analysis of the SMART trial and provided comments regarding the trial's adequacy to form a basis for approval if the trial is successful in meeting its predetermined objectives. The FDA's written agreement is binding on its review decision, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a product candidate is identified after the Phase 3 clinical trial is commenced. Even if we file a new drug application based on data from the SMART trial, there is no guarantee that the application will be approved. Any change to the protocol for the SMART trial included in the SPA would require prior FDA approval, which could delay our ability to implement such change.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products. In this regard, our initial Phase 3 trial of Xcytrin failed to meet its co-primary endpoints even though our Phase 1b/2 trial showed a benefit for treated patients. The outcome of the current Phase 3 SMART trial may delay or prevent the regulatory approval of Xcytrin as a treatment for brain metastases in patients with lung cancer and may result in material harm to our business. The outcomes of our other ongoing Phase 1 and Phase 2 trials with Xcytrin for additional cancer indications may not provide sufficient data supporting advancement of the development of Xcytrin for these additional cancer indications and also may result in material harm to our business.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of June 30, 2005, had an accumulated deficit of approximately $246.8 million. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenues to cover our expenses. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products, and to obtain required regulatory approvals and to successfully manufacture and market our proposed products. Our lead product, Xcytrin, may receive regulatory approval on a delayed basis or may not receive such clearance at all, which would have a material impact on our ability to become profitable. To date, we have not generated revenue from the commercial sale of our products.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources.

Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals. Data from our completed initial Phase 3 clinical trial of Xcytrin were not sufficient to obtain regulatory approval. Any approval of Xcytrin will require at least one additional clinical trial, including the Phase 3 trial we are currently conducting. Conducting additional trials will cause significant delays in approval and consume additional resources and may not be sufficient to obtain regulatory approval.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The fast-track designation that we have received for our Phase 3 trial of Xcytrin may not actually lead to a faster development, regulatory review, or approval process. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development; or
- identification of serious and unanticipated adverse side effects in our products under development.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current Good Manufacturing Practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties. We also may be subject to delays in commercializing our products for Antrin Angiophototherapy due to delays in approvals of the third-party light sources required for this product.

We will need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will expend additional funds for these purposes, to establish additional clinical and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, we will require additional funds to commercialize our product.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

We believe that our cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least fiscal year 2006. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- continued progress of our research and development programs;
- our ability to establish collaborative arrangements and maintain existing ones;
- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases;
- competing technological and market developments; and
- our ability to market and distribute our products and establish new licensing arrangements.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources that may be dilutive to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;

- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products; and
- coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;
- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and
- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

A number of third-party patent applications have been published, and some have issued, relating to expanded porphyrin chemistries. It is likely that competitors and other third parties have and will continue to file applications for and receive patents relating to similar or even the same compositions, methods or designs as those of our products. If any third-party patent claims are asserted against our products and are upheld as valid and infringed by our products, we could be prevented from practicing the subject matter claimed in such patents and therefore from developing or commercializing our products, require license(s) or have to redesign our products or processes to avoid infringement. Such licenses may not be available or, if available, may not be on terms acceptable to us. Alternatively, we may be unsuccessful in any attempt to redesign our products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to the company and diversion of our efforts.

We are aware of several U.S. patents owned or licensed by Schering AG that relate to pharmaceutical formulations and methods for enhancing magnetic resonance imaging. Even though we have obtained the opinion of outside patent counsel that our cancer treatment compounds do not infringe any valid, unexpired claims of such patents, Schering AG may still choose to assert one or more of those patents. If any of our products were legally determined to be infringing a valid and enforceable claim of any of Schering AG's patents, our business could be materially adversely affected. Further, any allegation by Schering AG that we infringed their patents would likely result in significant legal costs and require the diversion of substantial management resources. We are aware that Schering AG has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more of such patents. We cannot be certain that we would be successful in defending a lawsuit or able to obtain a license on commercially reasonable terms from Schering AG, if required.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

We rely heavily on third parties for product and clinical development, manufacturing, marketing and distribution of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development, clinical development, manufacturing, marketing and distribution of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products.

We rely on contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We have no expertise in the development of light sources and associated light delivery devices required for our Antrin Angiophototherapy product under development. Successful development, manufacturing, approval and distribution of this product will require third-party participation for the required light sources, associated light delivery devices and other equipment. Failure to develop such relationships may require us to develop additional supply sources that may require additional clinical trials and regulatory approvals and could materially delay commercialization of our Antrin product under development. We may be unable to establish or maintain relationships with other supply sources on a commercially reasonable basis, if at all, or alternatively, the enabling devices may not receive regulatory approval.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;
- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;
- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced current Good Manufacturing Practice and similar foreign standards. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;
- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material

manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;

- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and
- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We lack marketing and sales experience.

We currently have limited marketing, sales and distribution experience. We must develop a sales force with technical expertise. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes.

We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose an executive officer, a manager of one of our programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be adversely affected or prevented.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our operations may be impaired unless we can successfully manage our growth.

We expect to continue to expand our research and development, product development, sales and marketing and administrative operations. This expansion may place a significant strain on our management, operational and financial resources. To manage growth, we will be required to improve existing, and implement additional, operational and financial systems, procedures and controls and hire, train and manage additional employees. We cannot assure you that (i) our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth, (ii) management will be able to hire, train, retain, motivate and manage required personnel or (iii) management will be able to successfully identify, manage and exploit existing and potential market opportunities. Our failure to manage growth effectively could limit our ability to achieve our research and development and commercialization goals.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules, including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. While we have been able to complete a favorable assessment as to the adequacy of our internal control over financial reporting for our fiscal year ending June 30, 2005, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation, bylaws and stockholder rights plan may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products.

We are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy, and in the case of atherosclerosis, by surgery, angioplasty, drug therapy and the use of devices to maintain and open blood vessels. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

The price of our common stock may be volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations unrelated to operating performance. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- the progress and results of our preclinical testing and clinical trials;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;

- developments in patent or other proprietary rights by us, our competitors or others;
- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payors;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Factors That May Affect Future Operating Results" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

Current health care laws and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, could significantly influence the manner in which pharmaceutical products are prescribed and purchased and will impact reimbursement for our products, which could result in a reduction in demand for our products. The MMA established a new reimbursement methodology for certain drugs furnished in hospital outpatient departments and physicians' offices which is based on the average sales price, or ASP, of the product. Application of the ASP reimbursement methodology has resulted in a decrease in the reimbursement levels for certain oncology drugs furnished in hospital outpatient departments and physicians' offices in 2005 As implemented in a recent rule establishing an MMA-mandated competitive bidding program, or CAP, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Winning vendors would be selected based on criteria that include their bid price. The Department of Health and Human Services, Centers for Medicare and Medicaid Services recently delayed implementation of the CAP program until at least July 2006. These new reimbursement measures could negatively impact our ability to sell our products. The MMA also established a new Part D prescription drug benefit, which is to become effective January 1, 2006. Under the prescription drug benefit, Medicare beneficiaries will be able to obtain prescription drug coverage from private sector providers. These private sector providers will be permitted to limit the number of prescription drugs that will be covered in each therapeutic category and class on their formularies. We cannot predict whether our products will be placed on the formularies of the private sector providers participating in the Part D program in 2006 and beyond, and if our products are not placed on such formularies, this could negatively impact our ability to sell our products. It remains difficult to predict the impact that the prescription drug program, and the MMA generally, will have on us and our industry. The expanded access to prescription medications afforded by Medicare coverage of prescription drugs may increase the volume of pharmaceutical sales. However, this potential sales volume increase may be offset by increased downward pricing pressures resulting from the enhanced purchasing power of private sector providers who will negotiate drug pricing on behalf of Medicare beneficiaries under Part D.

In addition, we may face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand consumers' ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of Health and Human Services has not yet announced any plans to make the required certification. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force report issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. In addition, a number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification, and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service, and other government agencies. For example, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our profitability.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing programs in which we plan to participate for our products. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payors, our revenues and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third-party payors will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payors may conclude that our products are less safe, less effective, or less cost-effective than existing products, and third-party payors may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payors make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable to us.

Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third-party payors, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payors provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payors. This increased competition has led to a trend of downward pricing pressure in the industry. The cost containment measures that third-party payors are instituting could have a material adverse effect on our ability to operate profitably.

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

New and Potential New Accounting Pronouncements May Impact Our Future Financial Position and Results of Operations.

New accounting pronouncements or regulatory rulings may have an impact on our future financial position and results of operations. In particular, in December 2004, the Financial Accounting Standards Board (FASB), issued Statement of Financial Accounting Standards 123R (SFAS 123R), *Share-Based Payment — An Amendment of FASB Statements No. 123 and 95,* which eliminated the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). SFAS 123R will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. SFAS 123R is effective for public companies for fiscal years beginning after June 15, 2005. We will be required to implement SFAS 123R in the quarter that begins July 1, 2005. The adoption of FAS 123R will materially impact our results of operations.

Executive Officers and Directors

Executive officers and directors of the company, and their ages as of August 31, 2005, are as follows:

Name	Age	Position
Richard A. Miller, M.D.	54	President, Chief Executive Officer and Director
Geoffrey Cooper, Ph.D.	56	Senior Vice President, Business Development
Timothy G. Whitten	48	Senior Vice President, Commercial Operations
Leiv Lea	51	Vice President, Finance and Administration and Chief Financial Officer and Secretary
Hugo Madden, Ph.D.	56	Vice President, Chemical Operations
See-Chun Phan, M.D.	41	Vice President, Clinical Research
Markus F. Renschler, M.D.	44	Vice President, Oncology Clinical Development
Miles R. Gilburne[(2)(3)]	54	Director
Loretta M. Itri, M.D.[(2)(3)]	56	Director
Richard M. Levy, Ph.D.[(1)(3)]	67	Director
William R. Rohn[(1)(3)]	62	Director
Craig C. Taylor[(2)(3)]	55	Director

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Nominating and Corporate Governance Committee.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a Director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Dr. Cooper has served as Senior Vice President, Business Development since June 2005. Prior to joining Pharmacyclics, Dr. Cooper was Vice President, Corporate Development of OSI Pharmaceuticals, Inc. from June 1998 to June 2005, Senior Licensing Officer at Tanabe Seiyaku Co., Ltd. from February 1996 to June 1998, Assistant Vice President, Worldwide Licensing at Wyeth-Ayerst Laboratories from January 1995 to January 1996, and Senior Director, Licensing at American Cyanamid Lederle Laboratories from October 1989 to January 1995. Dr. Cooper received a Ph.D. in pharmaceutical chemistry from the University of Aston, Birmingham, U.K., and conducted post-doctoral research in metabolic disease at University College, Cardiff, U.K.

Mr. Whitten has served as Senior Vice President, Commercial Operations since September 2001. From 1985 through 2001, Mr. Whitten served in a variety of positions at Bristol-Myers Squibb, most recently as: Vice President, Global Marketing, Oncology, from February 2000 to September 2001; Vice President, Global Marketing, Oncology and Immunology from February 1999 to February 2000; Vice President, Pravastatin Initiative, from November 1997 to February 1999; Vice President, Marketing, Oncology and Immunology for the U.S. Business Unit, from April 1996 to October 1997. Mr. Whitten received his B.S. in Pharmacy from West Virginia University and an M.B.A. from the University of Virginia.

Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Dr. Madden has served as Vice President, Chemical Operations since June 1998. From 1995 to June 1998, he served as Plant Manager and as Director of Process Development at Catalytica Pharmaceuticals, Inc., a contract pharmaceutical manufacturer. From 1977 to 1995, Dr. Madden served in a variety of positions with Syntex Corporation, a pharmaceutical company. His positions at Syntex included Technical Director at the Bahamas Chemical Division and Manager of Process Development and Engineering at the Technology Center in Boulder, Colorado. Dr. Madden received a B.A. degree in Chemistry from the University of Oxford and a Ph.D. from the University of London.

Dr. Phan has served as Vice President, Clinical Research since June 2003. Prior to that, Dr. Phan served as Director, Clinical Development from June 2000 to June 2003 and as Associate Director, Clinical Development from July 1998 to June 2000. Dr. Phan trained in Internal Medicine, Hematology and Medical Oncology at Stanford University. He is board certified in Internal Medicine and Medical Oncology. Dr. Phan received his M.D. from Columbia University College of Physicians and Surgeons and his B.S. degree in Molecular Biophysics and Biochemistry from Yale University.

Dr. Renschler has served as Vice President, Oncology Clinical Development since May 2001. Prior to that, Dr. Renschler served as Senior Director of Clinical Development from May 1998 to May 2001. Prior to that, Dr. Renschler served as Director of Clinical Development from January 1996 to May 1998. Dr. Renschler is also a Clinical Associate Professor of Medicine/Oncology at Stanford University School of Medicine. He is board certified both in Medical Oncology and Internal Medicine. Dr. Renschler received his M.D. from Stanford University and a B.A. degree in Public and International Affairs from Princeton University.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He is currently also a member of the board of directors of Time Warner Inc. and SRA International, Inc. Prior to joining America Online, Mr. Gilburne was a founding partner of the Silicon Valley office of the law firm of Weil, Gotshal and Manges and a founding partner of the Cole Gilburne Fund, an early stage venture capital fund focused on information technology. Mr. Gilburne received an A.B. degree from Princeton University and a law degree from the Harvard Law School.

Dr. Itri was elected as a Director of the company in July 2001. She has served as President, Pharmaceutical Development, and Chief Medical Officer of Genta Incorporated, a biopharmaceutical company, since March 2003. She joined Genta in March 2001 as Executive Vice President, Clinical Development and Chief Medical Officer. From November 1990 to January 2000 she was Senior Vice President, Worldwide Clinical Affairs, and Chief Medical Officer at Ortho Biotech Inc., a Johnson & Johnson Company. Dr. Itri earned her M.D. from New York Medical College, and is board certified in Internal Medicine. She completed a fellowship in Medical Oncology at Memorial Sloan-Kettering Cancer Center.

Dr. Levy was elected as a Director of the company in June 2000. He has served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., a medical equipment company, since April 1999 and as its Chairman of the Board since February 2003, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Mr. Rohn was elected as a Director of the company in March 2000. He retired in January 2005 from his position as the Chief Operating Officer of Biogen Idec Inc., a biopharmaceutical company, since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. He served as the President and Chief Operating Officer of IDEC Pharmaceuticals Corporation from January 2002 to November 2003. He joined IDEC in August 1993 as Senior Vice President, Commercial and Corporate Development and was appointed Senior Vice President, Commercial Operations in April 1996 and Chief Operating Officer in May 1998. From 1984 to 1993, he was employed by Adria Laboratories, most recently as Senior Vice President of Sales and Marketing. Mr. Rohn is currently also a Director of Cerus Corporation and Metabasis Therapeutics, Inc. Mr. Rohn received a B.A. in Marketing from Michigan State University.

Mr. Taylor was elected as a Director of the company in June 1991. Mr. Taylor is a General Partner of AMC Partners 89, L.P., and the General Partner of Asset Management Associates 1989, L.P., a private venture capital partnership. Mr. Taylor has been a Managing Member of Alloy Ventures, a venture management firm which succeeded Asset Management Company (the prior management firm for the Asset Management funds), since 1998. Mr. Taylor had been with Asset Management Company from 1977 to 1998, as General Partner since 1982. Mr. Taylor is a Director of Solexa, Inc., Adeza Biomedical, Inc., and several private companies. Mr. Taylor holds B.S. and M.S. degrees in Physics from Brown University and an M.B.A. from Stanford University.

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where we lease approximately 65,000 square feet under a lease that expires in December 2007. Our facility includes administrative and research and development space. The lease is a non-cancelable operating lease. We believe that our existing facility is adequate to meet our current and foreseeable needs or that suitable additional space will be available as needed.

Item 3. *Legal Proceedings*

None.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock trades on the Nasdaq Stock Market under the symbol "PCYC." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock.

	HIGH	LOW
FISCAL YEAR ENDED JUNE 30, 2004		
First Quarter	$ 5.59	$4.35
Second Quarter	9.28	4.85
Third Quarter	14.60	7.03
Fourth Quarter	15.20	9.28
FISCAL YEAR ENDED JUNE 30, 2005		
First Quarter	$12.86	$7.60
Second Quarter	12.50	9.25
Third Quarter	10.88	7.73
Fourth Quarter	8.43	6.25

As of June 30, 2005, there were 141 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The company has two (2) equity compensation plans that have been approved by the stockholders of the company pursuant to which it is currently granting awards: the 2004 Equity Incentive Award Plan and the Employee Stock Purchase Plan. The following table sets forth the number and weighted-average exercise price of securities to be issued upon exercise of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under all of the company's equity compensation plans, at June 30, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[1]
Equity compensation plans approved by security holders [2]	4,685,838	$15.56	962,285
Equity compensation plans not approved by security holders[3]	100,000	$ 7.76	—
Total	4,785,838	$15.40	962,285

(1) Includes 201,989 shares issuable under the company's Employee Stock Purchase Plan.

(2) Includes our:

- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- 1995 Non-Employee Director Stock Option Plan
- 1992 Stock Option Plan
- Employee Stock Purchase Plan

(3) On June 3, 2005, we granted Geoffrey Cooper an option to purchase shares of our common stock in connection with his joining the company. These options were granted without stockholder approved pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) under the following terms: 100,000 non-qualified stock options, 10-year duration, an exercise price of $7.76 per share, of which ¼ of the total grant vests on the one-year anniversary of Dr. Cooper's hire and 1/48th of the total grant vests each month thereafter until the grant is fully vested.

Item 6. *Selected Financial Data*

The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere herein.

	Year Ended June 30,					Period from Inception (April 19, 1991) through June 30, 2005
	2005	2004	2003	2002	2001	
	(in thousands, except per share amounts)					
STATEMENT OF OPERATIONS DATA:						
Revenues:						
License and milestone revenues	$ —	$ —	$ —	$ —	$ —	$ 7,855
Contract revenues	—	—	—	—	3,121	5,847
Total revenues	—	—	—	—	3,121	13,702
Operating expenses:						
Research and development	24,964	24,447	23,912	33,981	37,974	246,890
General and administrative	7,905	5,843	6,167	7,791	6,548	49,487
Total operating expenses	32,869	30,290	30,079	41,772	44,522	296,377
Loss from operations	(32,869)	(30,290)	(30,079)	(41,772)	(41,401)	(282,675)
Interest income	1,821	1,132	1,809	5,152	10,604	37,461
Interest expense and other income (expense), net	—	(7)	(28)	45	(128)	(1,564)
Net loss	$(31,048)	$(29,165)	$(28,298)	$(36,575)	$(30,925)	$(246,778)
Basic and diluted net loss per share[(1)]	$ (1.57)	$ (1.71)	$ (1.75)	$ (2.27)	$ (1.92)	
Shares used to compute basic and diluted net loss per share[(1)]	19,720	17,064	16,205	16,143	16,075	

	June 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$ 71,899	$ 101,418	$ 87,735	$ 114,918	$ 152,782
Total assets	74,564	104,667	91,853	121,012	160,973
Deficit accumulated during development stage	(246,778)	(215,730)	(186,565)	(158,267)	(121,692)
Total stockholders' equity	69,994	100,288	89,410	117,608	154,355

(1) See Note 1 to the financial statements for a description of the computation of basic and diluted net loss per share.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Overview

Pharmacyclics is a pharmaceutical company focused on the development of products that improve existing therapeutic approaches to cancer, atherosclerosis and other diseases. To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not expect to generate any product revenues until we receive the necessary regulatory and marketing approvals and launch one of our products, if at all. We have two primary drug products, or research and development programs, on which we are currently focusing our efforts: Xcytrin and Antrin.

We have incurred significant operating losses since our inception in 1991, and as of June 30, 2005, had an accumulated deficit of approximately $246.8 million. The process of developing and commercializing our products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products generates sufficient revenues to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products under development, and obtain required regulatory approvals and successfully manufacture and market our products.

Xcytrin, our lead product candidate, is an anti-cancer agent being evaluated in various clinical situations. We have completed a pivotal randomized Phase 3 trial of Xcytrin for the potential treatment of lung cancer patients with brain metastases. This randomized controlled study, known as the SMART (**S**tudy of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial, enrolled 554 patients; and we plan to announce results from this trial by the end of calendar 2005. The trial will compare the effects of whole brain radiation therapy (WBRT) alone to WBRT plus Xcytrin in lung cancer patients with brain metastases. The primary efficacy endpoint will be time to neurologic progression as determined by a blinded events review committee. Survival and neurocognitive function will also be assessed as secondary endpoints of the trial. We requested and received a Special Protocol Assessment from the FDA for the SMART trial. Special Protocol Assessment provides for sponsors of clinical trials to receive official FDA evaluation, guidance and agreement on pivotal trials that will form the basis for final approval.

Our strategy is to evaluate Xcytrin for the treatment of a diverse range of cancer types and in various clinical situations including Xcytrin as a single agent and in combination with chemotherapy and/or radiation therapy. We have begun Phase 2 clinical trials with Xcytrin used alone to treat lung cancer and to treat hematologic cancers such as lymphomas and chronic lymphocytic leukemia. We also are conducting Phase 2 clinical trials with Xcytrin used alone for kidney cancer and in combination with stereotactic radiosurgery for the treatment of brain metastases. Phase 1 trials are underway evaluating Xcytrin given in combination with Taxotere for lung, prostate, ovarian and breast cancer.

We also completed a Phase 1 clinical trial with Antrin Angiophototherapy for the treatment of coronary artery disease in patients receiving balloon angioplasty and stents. This study was primarily designed to evaluate the safety of various doses of drug and light. Results of this trial were published in the September 2003 issue of the journal *Circulation*. Seventy-nine patients were treated on this protocol, which demonstrated the safety and feasibility of Antrin Angiophototherapy and determined optimum doses of drug and light for future trials. No major treatment-related angiographic or biochemical adverse effects or abnormalities were observed and no dose-limiting toxicities were noted. No instances of emergency coronary artery bypass, death, stroke or myocardial infarction occurred in patients who received both Antrin infusion and endovascular illumination and activation of the drug. The most frequently reported side effects were mild, transient rash and reversible mild tingling in the hands and feet, some of which lasted days to weeks, but did not require clinical intervention.

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights, and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Cash Equivalents and Marketable Securities

We maintain investment portfolio holdings of various issuers, types and maturities. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At June 30, 2005, all other investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within stockholders' equity. Management assesses whether declines in the fair value of investment securities are other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in earnings. In determining whether a decline is other than temporary, management considers the following factors:

- Length of the time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- Our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

To date we have had no declines in fair value that have been identified as other than temporary.

Research and Development Expenses and Accruals

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. In instances where we enter into agreements with third parties for clinical trials, manufacturing and process development, research and other consulting activities, costs are expensed upon the earlier of when non-refundable amounts are due or as services are performed. Amounts due under such arrangements may be either fixed fee or fee for service, and may include upfront payments, monthly payments, and payments upon the completion of milestones or receipt of deliverables.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract.

Recent Accounting Pronouncements

At its March 2004 meeting, the FASB's Emerging Issues Task Force (EITF) reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached is to be applied to other-than-temporary impairment evaluations. In September 2004, the FASB issued a final FASB staff position, FSP EITF Issue 03-01-1, that delays the effective date for the measurement and recognition guidance of EITF 03-01. We do not believe that this consensus on the recognition and measurement guidance will have an impact on our results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R (SFAS 123R), *Share-Based Payment — An Amendment of FASB Statements no. 123 and 95.* This revised standard addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the statement of operations. SFAS 123R will be effective for public companies for fiscal years beginning after June 15, 2005. We will be required to implement SFAS 123R in the quarter that begins July 1, 2005. The company has not yet determined which fair-value method and transitional provision it will follow and thus has not determined the impact on its financial statements.

Results of Operations

Comparison of Years Ended June 30, 2005, 2004 and 2003

Revenues. We had no revenues for the years ended June 30, 2005, 2004 and 2003.

Research and Development Expenses. Research and development expenses were $24,964,000, $24,447,000 and $23,912,000 for the years ended June 30, 2005, 2004 and 2003, respectively. The $517,000 increase from 2004 to 2005 was primarily due to an increase in personnel and consulting costs to support clinical activities, partially offset by a reduction in depreciation and rent expense. The $535,000 increase from 2003 to 2004 was primarily due to an increase in third-party clinical trial costs offset by reduced personnel costs related to lower average headcount and reduced facility costs.

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and device development and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. Prior to 1999, we did not track our historical research and development costs by specific program and for this reason we cannot accurately estimate our total historical costs on a specific program basis. Direct costs by program and indirect costs are as follows:

Product	Description	Phase of Development	Estimated Completion of Phase	Related R&D Expenses Years ended June 30,		
				2005	2004	2003
XCYTRIN	Cancer	Several Phase 1 trials Several Phase 2 trials Phase 3	Unknown Unknown Fiscal 2006	$16,045,000	$14,603,000	$10,770,000
ANTRIN	Coronary artery disease	Phase 1	Completed	708,000	653,000	1,241,000
OTHER				—	123,000	261,000
	Total direct costs			16,753,000	15,379,000	12,272,000
	Indirect costs			8,211,000	9,068,000	11,640,000
	Total research and development costs ..			$24,964,000	$24,447,000	$23,912,000

Research and development expenses increased $517,000, or 2% for the year ended June 30, 2005 compared to the year ended June 30, 2004, and were comprised of the following:

- Xcytrin program costs increased $1,442,000, or 10%, primarily due to:
  - — an increase in third-party clinical trial costs and related clinical trial activities of $865,000 as we continued enrollment in our Phase 3 SMART trial and several other Phase 1 and Phase 2 trials.
  - — an increase in employee costs of $798,000 as we allocated more employee resources to support our clinical trials.
- Antrin program costs increased $55,000, or 8%, due to an increase in employee costs ($105,000) partially offset by slightly lower pre-clinical study costs ($38,000).
- Indirect costs decreased $857,000, or 9%, primarily due to:
  - — a decrease in facility costs ($633,000) due to a decrease in building space leased and a decrease in depreciation due to a smaller asset base.
  - — a decrease in employee costs ($76,000) as we focused our resources on supporting the Xcytrin clinical trials.

Research and development expenses increased $535,000, or 2%, for the year ended June 30, 2004 compared to the year ended June 30, 2003, and were comprised of the following:

- Xcytrin program costs increased $3,833,000, or 36%, primarily due to:
  - — an increase in third-party clinical trial costs of $2,884,000 as we continued to increase enrollment in our Phase 3 SMART trial and we initiated several other Phase 1 and Phase 2 trials.
  - — an increase in employee costs of $635,000 as we allocated more employee resources to support our clinical trials.
  - — an increase in drug costs of $217,000 to support our on-going and new clinical trials.
- Antrin program costs decreased $588,000, or 47%. In 2004 we continued to reduce spending on our Antrin program and allocated these resources to the Xcytrin program. This resulted in a decrease in employee costs ($662,000) partially offset by slightly higher pre-clinical study costs ($81,000).
- Indirect costs decreased $2,572,000, or 22%, primarily due to:
  - — a decrease in facility costs ($1,307,000) due to the decrease in building space leased and the decrease in depreciation due to a smaller asset base.
  - — a decrease in employee costs ($1,198,000) as we focused its resources on supporting the Xcytrin clinical trials.

We expect research and development costs to increase in the future as a result of increased clinical development and manufacturing costs primarily related to our Xcytrin product. The timing and amount of these costs will depend on the outcome of our ongoing and future clinical trials, regulatory requirements and product manufacturing costs.

General and Administrative Expenses. General and administrative expenses for the years ended June 30, 2005, 2004 and 2003 were $7,905,000, $5,843,000 and $6,167,000, respectively. The $2,062,000 increase in fiscal 2005 compared to fiscal 2004 was primarily due to increased personnel and consulting expenses ($976,000) to support our business and an increase in third-party costs associated with pre-commercial marketing activities ($1,026,000).

The $324,000 decrease in fiscal 2004 as compared to fiscal 2003 was primarily due to lower facility costs ($327,000) as a result of a decrease in building space leased and a decrease in depreciation due to a smaller asset base.

We expect future general and administrative expenses to increase in support of expanded business activities including costs associated with our sales and marketing efforts to support our commercialization strategy for Xcytrin.

Interest and Other, Net. Interest and other, net, was $1,821,000, $1,125,000 and $1,781,000 for the years ended June 30, 2005, 2004 and 2003, respectively. The increase in the year ended June 30, 2005 was primarily due to higher interest rates earned on greater cash balances. The decrease in the year ended June 30, 2004 was primarily due to lower interest rates earned on lower cash balances. Our cash equivalents and marketable securities consist primarily of fixed rate instruments.

Income Taxes. At June 30, 2005, we had net operating loss carryforwards of approximately $247 million for federal income tax reporting purposes and tax credit carryforwards of approximately $9 million for federal reporting purposes. These amounts expire at various times through 2026. Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization. A full valuation allowance has been established for the company's deferred tax assets since realization of such assets through the generation of future taxable income is uncertain. See Note 6 of "Notes to Financial Statements."

Liquidity and Capital Resources

Our principal sources of working capital since inception have been private and public equity financings and proceeds from collaborative research and development agreements, as well as interest income. Since inception, we have used approximately $229,023,000 of cash for operating activities and approximately $14,987,000 of cash for the purchase of laboratory and office equipment, leasehold improvements, and payments under capital lease agreements.

As of June 30, 2005, we had approximately $71,899,000 in cash, cash equivalents and marketable securities. Net cash used in operating activities was $29,930,000, $25,895,000 and $27,144,000 for the years ended June 30, 2005, 2004 and 2003, respectively, and resulted primarily from operating losses adjusted for non-cash expenses and changes in accounts payable, accrued liabilities, prepaid expenses and other assets.

Net cash provided by (used by) investing activities of $42,841,000, ($36,288,000) and ($25,015,000) in the years ended June 30, 2005, 2004 and 2003, respectively, primarily consisted of the net effect of purchases, maturities and sales of marketable securities.

Net cash provided by financing activities of $748,000, $40,419,000 and $106,000 in the years ended June 30, 2005, 2004 and 2003, respectively, primarily consisted of proceeds from the sale of common stock, the exercise of stock options and the sale of stock under the company's employee stock purchase plan.

In February 2004, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100 million. In April 2004, we sold 3,200,000 shares of common stock at a price of $13.00 per share in an underwritten public offering pursuant to this registration statement. We received approximately $39,350,000 in net proceeds from the issuance of the 3,200,000 shares. We may seek to raise funds through additional public offerings in the future but cannot guarantee that such efforts will be successful.

Our future contractual obligations at June 30, 2005 are as follows:

	Operating Lease Commitments	Purchase Commitments[1]
Fiscal 2006	1,237,000	$2,164,000
Fiscal 2007	1,220,000	—
Fiscal 2008[2]	610,000	—
Total minimum lease payments	$3,067,000	$2,164,000

(1) Represents a purchase commitment for a drug substance intermediate.

(2) Non-cancelable operating lease expires in fiscal 2008.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect the increases in research and development expenses as a result of on-going and future clinical trials to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will need to raise substantial additional capital to fund our operations in the future. We expect to finance our future cash needs through public or private financings, collaborative relationships (partnerships with other drug manufacturers) or other arrangements to complete commercialization. Our actual capital requirements will depend on many factors, including the following:

- the progress and success of clinical trials of our product candidates;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish and the scope of any new collaborations; and
- the timing and scope of commercialization expenses for Xcytrin.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors — We will need additional financing and we may have difficulty raising needed capital in the future."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2005 would have potentially declined by $262,000.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

	Fiscal Year			
	2006	2007	Total	Fair Value at June 30, 2005
Marketable securities	$38,381	$6,145	$44,526	$44,233
Weighted-average interest rate	2.40%	3.61%	2.57%	—

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

We have completed an integrated audit of Pharmacyclics, Inc.'s 2005 financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage enterprise) at June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 and, cumulatively, for the period from April 19, 1991 (date of inception) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Pricewaterhouse Coopers LLP

San Jose, California
September 8, 2005

PHARMACYCLICS, INC.
(a development stage enterprise)

BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2005	June 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,666	$ 14,007
Marketable securities	44,233	87,411
Prepaid expenses and other current assets	1,254	1,429
Total current assets	73,153	102,847
Property and equipment, net	884	1,293
Other assets	527	527
	$ 74,564	$ 104,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,115	$ 3,166
Accrued liabilities	1,358	1,128
Total current liabilities	4,473	4,294
Deferred rent	97	85
Total liabilities	4,570	4,379
Commitments (Note 2 and 7)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized at June 30, 2005 and 2004; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 49,000,000 shares authorized at June 30, 2005 and 2004; shares issued and outstanding — 19,799,635 at June 30, 2005 and 19,647,917 at June 30, 2004	2	2
Additional paid-in capital	317,063	316,266
Accumulated other comprehensive loss	(293)	(250)
Deficit accumulated during development stage	(246,778)	(215,730)
Total stockholders' equity	69,994	100,288
	$ 74,564	$ 104,667

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	Period from Inception (April 19, 1991) through June 30, 2005
Revenues:				
License and milestone revenues	$ —	$ —	$ —	$ 7,855
Contract revenues	—	—	—	5,847
Total revenues	—	—	—	13,702
Operating expenses:				
Research and development	24,964	24,447	23,912	246,890
General and administrative	7,905	5,843	6,167	49,487
Total operating expenses	32,869	30,290	30,079	296,377
Loss from operations	(32,869)	(30,290)	(30,079)	(282,675)
Interest income	1,821	1,132	1,809	37,461
Interest expense and other income (expense), net	—	(7)	(28)	(1,564)
Net loss	$(31,048)	$(29,165)	$(28,298)	$(246,778)
Basic and diluted net loss per share	$ (1.57)	$ (1.71)	$ (1.75)	
Shares used to compute basic and diluted net loss per share	19,720	17,064	16,205	

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,			Period from Inception (April 19, 1991) through
	2005	2004	2003	June 30, 2005
Cash flows from operating activities:				
Net loss	$(31,048)	$(29,165)	$(28,298)	$(246,778)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	703	1,360	2,076	13,610
Stock compensation expense	49	18	13	917
Gain on sale of marketable securities	—	—	—	58
Write-down of fixed assets	—	—	—	381
Changes in assets and liabilities:				
Prepaid expenses and other assets	175	(44)	26	(1,781)
Accounts payable	(51)	1,721	(339)	3,115
Accrued liabilities	230	165	(423)	1,358
Deferred rent	12	50	(199)	97
Net cash used in operating activities	(29,930)	(25,895)	(27,144)	(229,023)
Cash flows from investing activities:				
Purchase of property and equipment	(294)	(447)	(126)	(11,106)
Proceeds from sale of property and equipment	—	—	—	112
Purchases of marketable securities	(11,185)	(79,465)	(58,862)	(497,001)
Proceeds from sales of marketable securities	33,426	19,904	7,300	77,942
Proceeds from maturities of marketable securities	20,894	23,720	26,673	374,475
Net cash provided by (used in) investing activities	42,841	(36,288)	(25,015)	(55,578)
Cash flows from financing activities:				
Issuance of common stock, net of issuance costs	748	40,419	106	292,634
Proceeds from notes payable	—	—	—	3,000
Issuance of convertible preferred stock, net of issuance costs	—	—	—	20,514
Payments under capital lease obligations	—	—	—	(3,881)
Net cash provided by financing activities	748	40,419	106	312,267
Increase (decrease) in cash and cash equivalents	13,659	(21,764)	(52,053)	27,666
Cash and cash equivalents at beginning of period	14,007	35,771	87,824	—
Cash and cash equivalents at end of period	$ 27,666	$ 14,007	$ 35,771	$ 27,666
Supplemental Disclosures of Cash Flow Information:				
Interest paid	$ —	$ —	$ —	$ 1,269
Supplemental Disclosure of Non-Cash Investing and Financing Activities:				
Property and equipment acquired under capital lease obligations	—	—	—	3,881
Warrants issued	—	—	—	49
Conversion of notes payable and accrued interest into convertible preferred stock	—	—	—	3,051

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from inception (April 19, 1991) through June 30, 2005
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income/(Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock for cash at $0.02 per share	—	$—	400,000	$—	$ 6	$—	$ —	$ 6
Balance at June 30, 1991	—	—	400,000	—	6	—	—	6
Issuance of common stock for cash at an average price of $0.02 per share	—	—	97,111	—	2	—	—	2
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $1.32 per share	2,040,784	—	—	—	2,667	—	—	2,667
Net loss	—	—	—	—	—	—	(523)	(523)
Balance at June 30, 1992	2,040,784	—	497,111	—	2,675	—	(523)	2,152
Issuance of common stock for cash at an average price of $0.06 per share	—	—	49,000	—	3	—	—	3
Issuance of convertible preferred stock for cash, net of issuance costs, at $4.88 per share	1,580,095	—	—	—	7,674	—	—	7,674
Net loss	—	—	—	—	—	—	(3,580)	(3,580)
Balance at June 30, 1993	3,620,879	—	546,111	—	10,352	—	(4,103)	6,249
Issuance of common stock upon exercise of stock options at an average price of $0.12 per share	—	—	324,188	—	38	—	—	38
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	886,960	—	—	—	7,623	—	—	7,623
Net loss	—	—	—	—	—	—	(5,141)	(5,141)
Balance at June 30, 1994	4,507,839	—	870,299	—	18,013	—	(9,244)	8,769
Issuance of common stock upon exercise of stock options at an average price of $0.24 per share	—	—	38,403	—	9	—	—	9
Issuance of warrants	—	—	—	—	49	—	—	49
Net loss	—	—	—	—	—	—	(10,479)	(10,479)
Balance at June 30, 1995	4,507,839	—	908,702	—	18,071	—	(19,723)	(1,652)
Issuance of convertible preferred stock for notes payable and accrued interest at an average of $8.63 per share	353,483	—	—	—	3,051	—	—	3,051
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	295,649	—	—	—	2,550	—	—	2,550
Issuance of common stock upon initial public offering, net of issuance costs, for cash at $12 per share	—	—	2,383,450	1	26,042	—	—	26,043
Conversion of convertible preferred stock into common stock	(5,156,971)	—	5,156,971	—	—	—	—	—
Issuance of common stock upon exercise of stock options at an average exercise price of $1.33 per share	—	—	91,922	—	122	—	—	122

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2005
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income/(Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.20 per share	—	$—	$ 8,379	$—	$ 86	$ —	$ —	$ 86
Stock compensation expense	—	—	—	—	26	—	—	26
Net loss	—	—	—	—	—	—	(8,235)	(8,235)
Balance at June 30, 1996	—	—	8,549,424	1	49,948	—	(27,958)	21,991
Issuance of common stock, net of issuance costs, for cash at an average price of $16.93 per share	—	—	1,442,190	—	24,420	—	—	24,420
Issuance of common stock upon exercise of stock options at an average price of $2.74 per share	—	—	96,283	—	264	—	—	264
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.51 per share	—	—	14,557	—	153	—	—	153
Stock compensation expense	—	—	—	—	126	—	—	126
Net loss	—	—	—	—	—	—	(10,258)	(10,258)
Balance at June 30, 1997	—	—	10,102,454	1	74,911	—	(38,216)	36,696
Issuance of common stock, net of issuance costs, for cash at $21.75 per share	—	—	2,012,500	—	40,796	—	—	40,796
Issuance of common stock upon exercise of stock options at an average price of $6.57 per share	—	—	88,933	—	584	—	—	584
Issuance of common stock upon exercise of purchase rights at an exercise price of $14.36 per share	—	—	10,372	—	149	—	—	149
Issuance of common stock upon exercise of warrants	—	—	80,033	—	—	—	—	—
Stock compensation expense	—	—	—	—	91	—	—	91
Net loss	—	—	—	—	—	—	(9,675)	(9,675)
Balance at June 30, 1998	—	—	12,294,292	1	116,531	—	(47,891)	68,641
Issuance of common stock upon exercise of stock options at an average price of $5.10 per share	—	—	75,275	—	384	—	—	384
Issuance of common stock upon exercise of purchase rights at an exercise price of $12.77 per share	—	—	13,643	—	174	—	—	174
Issuance of common stock upon exercise of warrants	—	—	45,661	—	—	—	—	—
Stock compensation expense	—	—	—	—	89	—	—	89
Comprehensive (loss):								
Change in unrealized loss on marketable securities	—	—	—	—	—	(85)	—	(85)
Net loss	—	—	—	—	—	—	(19,246)	(19,246)
Balance at June 30, 1999	—	—	12,428,871	1	117,178	(85)	(67,137)	49,957
Issuance of common stock upon exercise of stock options at an average price of $13.88 per share	—	—	102,372	—	1,421	—	—	1,421

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2005
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income/(Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of purchase rights at an exercise price of $25.62 per share	—	$—	$ 11,213	$—	$ 287	$ —	$ —	$ 287
Issuance of common stock, net of issuance costs, for cash at an average price of $44.36 per share	—	—	3,465,000	1	153,711	—	—	153,712
Stock compensation expense	—	—	—	—	88	—	—	88
Comprehensive (loss):								
Change in unrealized loss on marketable securities	—	—	—	—	—	(421)	—	(421)
Net loss	—	—	—	—	—	—	(23,630)	(23,630)
Balance at June 30, 2000	—	—	16,007,456	2	272,685	(506)	(90,767)	181,414
Issuance of common stock upon exercise of stock options at an average price of $16.17 per share	—	—	93,528	—	1,512	—	—	1,512
Issuance of common stock upon exercise of purchase rights at an exercise price of $27.89 per share	—	—	15,386	—	429	—	—	429
Stock compensation expense	—	—	—	—	326	—	—	326
Comprehensive income:								
Change in unrealized gain/(loss) on marketable securities	—	—	—	—	—	1,599	—	1,599
Net loss	—	—	—	—	—	—	(30,925)	(30,925)
Balance at June 30, 2001	—	—	16,116,370	2	274,952	1,093	(121,692)	154,355
Issuance of common stock upon exercise of stock options at an average price of $13.93 per share	—	—	13,257	—	183	—	—	183
Issuance of common stock upon exercise of purchase rights at an exercise price of $8.32 per share	—	—	58,169	—	484	—	—	484
Stock compensation expense	—	—	—	—	91	—	—	91
Comprehensive loss:								
Change in unrealized gain/(loss) on marketable securities	—	—	—	—	—	(930)	—	(930)
Net loss	—	—	—	—	—	—	(36,575)	(36,575)
Balance at June 30, 2002	—	—	16,187,796	2	275,710	163	(158,267)	117,608
Issuance of common stock upon exercise of stock options at an average price of $1.03 per share	—	—	3,397	—	3	—	—	3
Issuance of common stock upon exercise of purchase rights at an exercise price of $2.64 per share	—	—	38,908	—	103	—	—	103
Stock compensation expense	—	—	—	—	13	—	—	13
Comprehensive loss:								
Change in unrealized gain on marketable securities	—	—	—	—	—	(19)	—	(19)
Net loss	—	—	—	—	—	—	(28,298)	(28,298)
Balance at June 30, 2003	—	—	16,230,101	2	275,829	144	(186,565)	89,410

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2005
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income/(Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash at an average price of $13.00 per share	—	$—	$ 3,200,000	$—	$ 39,350	$ —	$ —	$ 39,350
Issuance of common stock upon exercise of stock options at an average price of $4.91 per share	—	—	181,136	—	889	—	—	889
Issuance of common stock upon exercise of purchase rights at an exercise price of $4.90 per share	—	—	36,680	—	180	—	—	180
Stock compensation expense	—	—	—	—	18	—	—	18
Comprehensive loss:								
Change in unrealized gain/(loss) on marketable securities	—	—	—	—	—	(394)	—	(394)
Net loss	—	—	—	—	—	—	(29,165)	(29,165)
Balance at June 30, 2004	—	—	19,647,917	2	316,266	(250)	(215,730)	100,288
Issuance of common stock upon exercise of stock options at an average price of $4.46 per share	—	—	61,014	—	272	—	—	272
Issuance of common stock upon exercise of purchase rights at an exercise price of $5.24 per share	—	—	90,704	—	476	—	—	476
Stock compensation expense	—	—	—	—	49	—	—	49
Comprehensive loss:								
Change in unrealized (loss) on marketable securities	—	—	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	—	—	(31,048)	(31,048)
Balance at June 30, 2005	—	$—	19,799,635	$ 2	$317,063	$(293)	$(246,778)	$ 69,994

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 — The Company and Significant Accounting Policies:

Description of the company

Pharmacyclics, Inc. (the "company") was incorporated in Delaware on April 19, 1991 and commenced operations during 1992 to develop and market pharmaceutical products to improve upon current therapeutic approaches to the treatment of cancer and atherosclerosis. Since inception, the company has been in the development stage, principally involved in research and development and other business planning activities, with no commercial revenues from product sales. Successful future operations depend upon the company's ability to develop, to obtain regulatory approval for, and to commercialize its products. The company operates in one business segment.

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain auction rate securities have been reclassified from cash equivalents to marketable securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of ninety days. Auction rate securities have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every seven, twenty-eight or thirty-five days. They trade at par and are callable at par on any interest payment date at the option of the issuer. Interest paid during a given period is based upon the interest rate determined during the prior auction.

Although these securities are issued and rated as long-term bonds, they are priced and traded as marketable securities because of the liquidity provided through the interest rate reset. The company had classified these instruments as cash equivalents if the period between interest rate resets was ninety days or less, which was based on the company's ability to either liquidate our holdings or roll their investment over to the next reset period.

Based upon the company's re-evaluation of these securities, the company has reclassified its auction rate securities, previously classified as cash equivalents, as marketable securities on the accompanying balance sheet as of June 30, 2004. This resulted in a reclassification from cash and cash equivalents to marketable securities of $28,425,000 on the June 30, 2004 balance sheet. In addition, the accompanying statements of cash flows have been revised to reflect the purchase and sale of auction rate securities during the periods presented. This revision resulted in an increase in purchases of marketable securities and sales of marketable securities of $16,400,000 and $3,300,000, respectively in 2003 and $25,400,000 and $11,575,000, respectively in 2004.

The Company accounts for its marketable securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Such investments are classified as marketable securities and are reported at fair value in the Company's balance sheets. The short-term nature and structure, the frequency with which the interest rate resets and the ability to sell auction rate securities at par and at the company's discretion indicates that such securities should more appropriately be classified as marketable securities with the intent of meeting the Company's short-term working capital requirements.

Basic and diluted net loss per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Options to purchase 4,785,838, 4,232,954 and 4,177,798 shares of common stock were outstanding at June 30, 2005, 2004 and 2003, respectively, but have been excluded from the computation of diluted net loss per share because their effect was anti-dilutive.

Cash, cash equivalents and marketable securities

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have insignificant interest rate risk are considered to be cash equivalents.

All other investments are reported as available-for-sale marketable securities and are recorded on the balance sheet at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other income (expense), net in the statement of operations.

The company's marketable securities consisted of the following (in thousands):

	Amortized Cost	Net Unrealized Losses	Estimated Fair Value
June 30, 2005			
Debt (state or political subdivision)	$35,305	$(237)	$35,068
Debt (corporate)	9,221	(56)	9,165
	$44,526	$(293)	$44,233
June 30, 2004			
Debt (state or political subdivision)	$78,348	$(218)	$78,130
Debt (corporate)	9,313	(32)	9,281
	$87,661	$(250)	$87,411

At June 30, 2005 debt securities from state or political subdivisions had unrealized losses of $183,000 on securities that have had unrealized losses in excess of twelve months. Corporate debt securities includes unrealized losses of $31,000 on securities that have had unrealized losses in excess of twelve months.

At June 30, 2005 and 2004, all of the company's debt investments are classified as short-term, as the company may choose not to hold its investments until maturity in order to take advantage of market conditions. Unrealized gains were not material and have therefore been netted against unrealized losses. At June 30, 2005, the company's marketable securities had the following maturities (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$38,381	$38,124
Between one and two years	6,145	6,109
	$44,526	$44,233

Restricted investments

Under the company's lease agreement, it is required to maintain a $450,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $450,000 certificate of deposit which is included in Other Assets at June 30, 2005 and 2004.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject the company to credit risk consist principally of cash, cash equivalents and marketable securities. The company places its cash, cash equivalents and marketable securities with high-credit quality financial institutions and invests in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the company believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity.

The company's products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercialized sales. There can be no assurance that the company's future products will receive required approvals. If the company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the company and its execution of its business strategy.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to the company's long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, title has transferred or services have been rendered, the price is fixed and determinable and collectibility is reasonable assured. License revenue is typically recognized over the term of the arrangement and milestone revenue is recognized when earned as evidenced by achievement of the specified milestone and the absence of any on-going obligation. License, milestone, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenues.

Inventories

The company has purchased quantities of its texaphyrin-based drug substance that are expected to be used in the future to support the commercial launch of its products currently under development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, the company will continue to charge all such amounts to research and development expense.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred.

Clinical development costs are a significant component of research and development expenses. The company has a history of contracting with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The company determines its estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Income taxes

The company provides for income taxes using the liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair value of financial instruments

The carrying value of the company's financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Accounting for stock-based compensation

The company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No.* 25 ("FIN 44") and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Disclosure — Transition and Disclosure* ("SFAS No. 148").

Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair market value of the company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instruments.

The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the company's stock option plans during fiscal 2005, 2004 and 2003 was $5.16, $6.66 and $3.17 per share, respectively. The weighted average estimated grant date fair value of purchase awards under the company's employee stock purchase plan during fiscal 2005, 2004 and 2003 was $3.32, $5.72 and $15.06 per share, respectively. The estimated grant date fair values were calculated using the Black-Scholes valuation model.

The following assumptions are included in the estimated grant date fair value calculations for the company's stock option and purchase awards:

	Year Ended June 30,		
	2005	**2004**	**2003**
Stock option plans:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	75%	86%	89%
Risk free interest rate	3.72%	3.61%	2.64%
Expected life (years)	5.06	5.14	5.65
Employee stock purchase plan:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	77%	82%	98%
Risk free interest rate	1.90%	2.02%	2.49%
Expected life (years)	2.00	2.00	2.00

The following table illustrates the effect on net loss per common share if the company had applied the fair-value recognition provisions of SFAS No. 123 to stock-based employee compensation *(in thousands, except per share amounts)*:

	Year Ended June 30,		
	2005	**2004**	**2003**
Net loss			
As reported	$(31,048)	$(29,165)	$(28,298)
Deduct stock-based employee compensation expense determined under fair value based method	(8,217)	(7,721)	(9,756)
Pro forma net loss	$(39,265)	$(36,886)	$(38,054)
Basic and diluted net loss per common share:			
As reported	$ (1.57)	$ (1.71)	$ (1.75)
Pro forma	$ (1.99)	$ (2.16)	$ (2.35)

Such pro forma disclosure may not be representative of future compensation cost because options vest over several years and additional grants are anticipated each year.

The company accounts for equity instruments issued to non-employees for goods or services in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18"). Accordingly, as these instruments vest, the company is required to remeasure the fair value of the equity instruments at each reporting period prior to vesting and then finally at the vesting date of the equity instruments.

Recent Accounting Pronouncements

At its March 2004 meeting, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached is to be applied to other-than-temporary impairment evaluations. In September 2004, the FASB issued a final FASB staff position, FSP EITF Issue 03-01-1, that delays the effective date for the measurement and recognition guidance of EITF 03-01. The company does not believe that this consensus on the recognition and measurement guidance will have an impact on its results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R ("SFAS 123R"), *Share-Based Payment — An Amendment of FASB Statements No. 123 and 95.* This revised standard addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. SFAS 123R will be effective for public companies for fiscal years beginning after June 15, 2005. The company will be required to implement the standard in the quarter that begins July 1, 2005. The company has not yet determined which fair-value method and transitional provision it will follow and thus has not determined the impact on its financial statements.

Note 2 — Agreements:

University of Texas License. The company has entered into a license agreement with the University of Texas under which it received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. The company has made payments, under the license, to the University of Texas of $50,000 in each of the years ended June 30, 2005, 2004 and 2003, respectively, and cumulative payments of $300,000 from the inception of the license.

Note 3 — Balance Sheet Components:

Property and equipment consists of the following (in thousands):

	June 30, 2005	June 30, 2004
Equipment	$ 7,042	$ 6,774
Leasehold improvements	2,976	2,968
Furniture and fixtures	864	860
	10,882	10,602
Less accumulated depreciation and amortization	(9,998)	(9,309)
	$ 884	$ 1,293

Accrued liabilities consist of the following (in thousands):

	June 30, 2005	June 30, 2004
Employee compensation	$ 1,358	$ 1,117
Other	—	11
	$ 1,358	$ 1,128

Note 4 — Stockholders' Equity:

Common stock

In February 2004, the company filed a registration statement on Form S-3 to offer and sell, from time to time, equity, debt securities and warrants in one or more offerings up to a total dollar amount of $100,000,000. In April 2004, the company sold 3.2 million shares of common stock at a price of $13.00 per share in an underwritten public offering pursuant to this registration statement. The company received approximately $39,350,000 in net proceeds from the issuance of the 3.2 million shares.

Preferred stock

As amended, the company's Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The ability of the company's Board of Directors to issue shares of preferred stock without stockholder approval, and the existence of the company's stockholder rights plan, may alone or in combination have certain anti-takeover effects. The company is also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Shareholder rights plan

In April 1997, the Board of Directors approved a shareholder rights plan (the "Plan") under which stockholders of record on May 1, 1997 received a right to purchase (a "Right") one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at an exercise price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the company's outstanding common stock or (ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of, an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock of the company. The Rights expire at the close of business on April 30, 2007. The company has designated 120,000 shares of its preferred stock as Series A Junior Participating Preferred Stock in connection with this plan. In December 2001, the Board of Directors approved an amendment to the Plan so that each Right entitles the holder to purchase one one-thousandth of a share of Series A Preferred Stock at a price of $125 per one one-thousandth of a share, subject to adjustment.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both the company's 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"). The adoption of the 2004 Plan included an increase of 600,000 in the number of shares available for issuance over the remaining shares available for issuance under the 1995 Plan and Directors Plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonstatutory stock options stock, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less that the fair market value of the company's common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 10,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least six months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. The company's 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan can, at the discretion of the plan administrator, be either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant and (ii) that increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

1995 Non-Employee Directors Stock Option Plan. The company's Directors Plan was adopted by the Board of Directors on August 2, 1995 and provides for issuance of common stock to non-employee Directors pursuant to a predetermined formula. The exercise price of options granted under the Directors Plan must be at least equal to the fair value of Pharmacyclics' common stock on the date of grant. Each individual first elected or appointed as a non-employee Board member will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each annual stockholders' meeting each individual who is to continue to serve as a non-employee Board member after that annual meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock. A total of 271,667 shares of common stock have been reserved for issuance under the Directors Plan. In December 2004, the remaining shares available for future grant under the Directors Plan were transferred to the 2004 Plan. Additionally, if options granted under the Directors Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes the company's stock option activity (in thousands, except per share amounts):

		Options Outstanding	
	Shares Available for Grant	Number	Weighted Average Exercise Price Per Share
Authorized	1,000	—	$ —
Granted	(480)	480	0.19
Balance at June 30, 1993	520	480	0.19
Exercised	—	(324)	0.12
Granted	(167)	167	2.22
Canceled	8	(8)	0.11
Balance at June 30, 1994	361	315	1.37
Exercised	—	(39)	0.24
Granted	(193)	193	3.75
Canceled	38	(38)	1.82
Balance at June 30, 1995	206	431	2.50
Authorized	485	—	
Exercised	—	(92)	3.09
Granted	(492)	492	10.03
Canceled	11	(11)	6.11
Balance at June 30, 1996	210	820	9.20
Authorized	842	—	
Exercised	—	(96)	2.74
Granted	(569)	569	16.69
Canceled	31	(31)	12.21
Balance at June 30, 1997	514	1,262	11.58
Authorized	602	—	
Exercised	—	(89)	6.57
Granted	(577)	577	25.33
Canceled	158	(158)	15.41
Balance at June 30, 1998	697	1,592	16.43
Authorized	524	—	
Exercised	—	(75)	5.10
Granted	(671)	671	19.25
Canceled	221	(221)	20.37
Balance at June 30, 1999	771	1,967	17.38
Authorized	681	—	
Exercised	—	(103)	13.88
Granted	(723)	723	56.97
Canceled	53	(53)	23.38
Balance at June 30, 2000	782	2,534	28.70
Authorized	811	—	
Exercised	—	(94)	16.17
Granted	(947)	947	36.80
Canceled	114	(114)	45.70
Balance at June 30, 2001	760	3,273	29.78
Authorized	747	—	
Exercised	—	(13)	13.93
Granted	(1,634)	1,634	8.76
Canceled	625	(625)	27.83
Balance at June 30, 2002	498	4,269	21.82
Authorized	162	—	
Exercised	—	(3)	1.03
Granted	(749)	749	4.35
Canceled	837	(837)	25.30
Balance at June 30, 2003	748	4,178	18.03

Table Continued From Previous Page

	Shares Available for Grant	Options Outstanding Number	Options Outstanding Weighted Average Exercise Price Per Share
Authorized	162	—	
Exercised	—	(181)	4.91
Granted	(532)	532	9.53
Canceled	296	(296)	28.55
Balance at June 30, 2004	674	4,233	16.78
Authorized	700	—	
Exercised	—	(61)	4.46
Granted	(814)	814	8.08
Canceled	200	(200)	18.19
Balance at June 30, 2005	760	4,786	15.40

A summary of outstanding and vested stock options as of June 30, 2005 is as follows:

	Options Outstanding			Options Vested	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
$ 3.22 - $ 4.25	401,639	7.03	$ 4.12	296,586	$ 4.11
$ 4.47 - $ 4.47	582,074	7.92	4.47	283,428	4.47
$ 5.16 - $ 7.39	638,290	7.13	7.03	469,159	7.17
$ 7.50 - $ 7.50	156,667	0.09	7.50	156,667	7.50
$ 7.76 - $ 7.76	694,300	9.93	7.76	—	—
$ 8.20 - $15.75	609,770	7.19	11.94	273,148	13.08
$16.00 - $19.75	615,608	3.62	18.05	556,326	18.05
$20.25 - $27.51	634,928	4.71	25.92	556,556	25.71
$28.13 - $78.13	452,562	5.06	52.03	435,386	52.48
	4,785,838	6.43	15.40	3,027,256	19.09

The company had outstanding exercisable options to purchase 4,436,153, 3,905,129 and 3,760,265 shares of common stock with a weighted average exercise price of $16.05, $17.63 and $19.02 at June 30, 2005, 2004, and 2003, respectively.

Employee Stock Purchase Plan. The company adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of the company's common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in fiscal 2005, 2004 and 2003 were 90,704, 36,680 and 38,908 shares of common stock at an average price of $5.24, $4.90 and $2.64 per share, respectively. Shares available for future purchase under the Purchase Plan are 201,989 at June 30, 2005.

Note 5 — Employee Benefit Plan:

The company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The company's matching contribution to the plan was $151,000, $133,000 and $87,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

Note 6 — Income Taxes:

Deferred tax assets are summarized as follows (in thousands):

	June 30,	
	2005	2004
Net operating loss carryforwards	$ 87,175	$ 75,190
Tax credit carryforwards	13,099	11,627
Capitalized start-up and R&D costs	5,979	5,285
Depreciation and amortization	1,438	1,259
Reserves and accruals	7	291
Gross deferred tax assets	107,698	93,652
Less valuation allowance	(107,698)	(93,652)
Net deferred tax assets	$ —	$ —

A full valuation allowance has been established for the company's deferred tax assets at June 30, 2005 and 2004 since realization of such assets through the generation of future taxable income is uncertain.

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to the loss before income taxes as summarized below (in thousands):

	Year Ended June 30,		
	2005	2004	2003
Tax benefit at statutory rate	$ 12,367	$ 11,618	$ 11,271
Research and development credits	1,485	1,193	2,587
Deferred tax assets not benefited	(14,059)	(10,743)	(13,257)
State NOL disallowed/expired	—	(2,075)	(339)
Other	207	7	(262)
	$ —	$ —	$ —

At June 30, 2005, the company had federal and state net operating loss carryforwards of approximately $247.5 million and $51.7 million, respectively. The federal and state net operating loss carryforwards will begin to expire in 2006. Federal and state tax credit carryforwards of $9.0 million and $5.9 million, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2007. State research and development credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an annual limitation may result in the expiration of net operating losses before utilization.

Note 7 — Commitments:

The company leases its facility under a non-cancelable operating lease that expires in fiscal 2008. Future minimum lease payments under the non-cancelable operating lease are as follows (in thousands):

	Operating Lease Commitments
2006	1,237
2007	1,220
2008	610
	$3,067

Rent expense for the years ended June 30, 2005, 2004 and 2003 was $1,226,000, $1,531,000 and $2,989,000, respectively, and $12,881,000 for the period from inception (April 19, 1991) through June 30, 2005. Sublease income was $0, $69,000 and $369,000 for the years ended June 30, 2005, 2004 and 2003, respectively, and $924,000 from the period from inception (April 19, 1991) through June 30, 2005. The terms of the facility lease provide for rental payments on a graduated scale. The company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid at June 30, 2005.

Note 8 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2005				
Loss from operations	$(7,737)	$(8,229)	$(8,425)	$(8,478)
Net loss	(7,303)	(7,787)	(7,956)	(8,002)
Basic and diluted net loss per share	$ (0.37)	$ (0.40)	$ (0.40)	$ (0.40)
Shares used in computation of basic and diluted net loss per share	19,649	19,707	19,743	19,779

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2004				
Loss from operations	$(7,479)	$(7,662)	$(7,514)	$(7,635)
Net loss	(7,201)	(7,411)	(7,281)	(7,272)
Basic and diluted net loss per share	$ (0.44)	$ (0.46)	$ (0.44)	$ (0.38)
Shares used in computation of basic and diluted net loss per share	16,236	16,267	16,365	19,389

Item 9. *Changes in and Disagreements With Auditors on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

(a) Evaluation of disclosure controls and procedures: We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2005, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's annual report on internal control over financial reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2005 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on or about page 38 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting: There has been no change in the company's internal controls over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Certain information required by this Item 10 is hereby incorporated by reference from the information under (i) the caption "Election of Directors" and (ii) under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of the Company's last fiscal year. Certain information concerning our management is contained in Item 1, Part 1, of this Form 10-K under the caption "Executive Officers and Directors."

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated by reference from the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in the Definitive Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item 13 is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated by reference from the information in the Definitive Proxy Statement.

PART IV

Item 15. ***Financial Statement Schedules and Exhibits***

(a) 1. Financial Statements

See Index to Financial Statements under Item 8 on page 37.

(a) 2. Financial Statement Schedules

All schedules are omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statement or notes thereto.

(a) 3. Exhibits

The following documents are incorporated by reference or included in this report.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit of the same number to Form 8-A12G/A filed on May 21, 2002).
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit of the same number to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).
3.3	Form of Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/A filed on May 21, 2002).
4.1	Amended and Restated Rights Agreement, dated as of February 15, 2002 (Incorporated by reference to Exhibit 3.2 to Form 8-A12G/A filed on May 21, 2002).
4.2	Specimen Certificate of the Company's Common Stock (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.6*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.7*	Patent License Agreement entered into between the Company and The University of Texas, Dallas dated as of July 1, 1992, as amended by the Patent License Agreement dated May 27, 1993 (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.8*	Patent License Agreement entered into between the Company and Stuart W. Young dated as of October 15, 1992 (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.9	Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.13+	The Company's 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.14+	The Company's 1995 Non-Employee Directors' Stock Option Plan (Incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.15+	The Company's Employee Stock Purchase Plan as amended on June 3, 2005.
10.16+	Employment Agreement entered into between the Company and Richard A. Miller, M.D. dated as of June 10, 1992 (Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).

10.22+ Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (Incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.23+ Form of Stock Option Agreement (Incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).

10.25+ Form of Addendum to Stock Option Agreement (Special Tax Election) (Incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.26+ Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (Incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.27+ Form of Notice of Grant of Automatic Stock Option (Initial Grant) (Incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.28+ Form of Notice of Grant of Automatic Stock Option (Annual Grant) (Incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.29+ Form of Non-Employee Director Stock Option Agreement (Incorporated by reference to Exhibit 99.10 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.30+ Form of Employee Stock Purchase Plan Enrollment/Change Form (Incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.31+ Form of Stock Purchase Agreement (Incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.35+ Form of Severance Agreement between the Company and certain executive officers (Incorporated by reference to exhibit of the same number to the Quarterly report on Form 10-Q for the quarter ended September 30, 1997).

10.38+ Employment Agreement, dated December 18, 1997, by and between the Company and Leiv Lea (Incorporated by reference to Exhibit 10.38 to the Quarterly report on Form 10-Q for the quarter ended March 31, 1998).

10.41+ Employment agreement, dated May 28, 1998, by and between the Company and Hugo Madden (Incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the year ended June 30, 1999).

10.44* Master Development and Supply Agreement, dated March 20, 2000 by and between Cook Imaging Corporation, D.B.A. Cook Pharmaceutical Solutions, and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly report on Form 10-Q for the quarter ended March 31, 2000).

10.47* Supply Agreement, dated December 11, 2000 by and between Dixie Chemical Company and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.48* Supply Agreement, dated December 18, 2000 by and between Lonza, AG and the Registrant (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

10.49 Lease and Lease Termination Agreement dated June 14, 2000 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.50 First Amendment to New Lease dated April 10, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.51 Second Amendment to New Lease dated June 29, 2001 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.52+ Employment agreement, dated August 14, 2001, by and between the Company and Timothy G. Whitten (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.53* Supply Agreement, dated August 17, 2001 by and between EMS-Dottikon AG and the Registrant (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.54 Third Amendment to New Lease dated February 5, 2003 by and between the Registrant and Metropolitan Life Insurance Company (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.55 Form of Indemnification Agreement between the Company and its directors and executive officers (Incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the year ended June 30, 2004).

10.56+ Company's 2004 Equity Incentive Award Plan (the "2004 Plan") (incorporated by reference from Exhibit B to the Company's 2004 Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 26, 2004).

10.57+ Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).

10.58+ Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).

10.59+ Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.60+ Form of Non-Employee Directors Stock Option Election Option Agreement used under the Company's 1995 Plan (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.61 First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

10.62+ Offer letter, dated May 16, 2005, by and between the Company and Geoffrey Cooper, Ph.D. (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2005).

10.63+ Notice of Grant of Employment Commencement Non-Qualified Stock Option, dated June 3, 2005, by and between the Company and Geoffrey Cooper, Ph.D. (Incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2005).

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney (see page 63).

31.1 Section 302 Certification of CEO.

31.2 Section 302 Certification of CFO.

32.1 Section 906 Certifications of CEO and CFO.

---

* Confidential treatment has been granted as to certain portions of this agreement.

\+ Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2005

PHARMACYCLICS, INC.

By: /s/ RICHARD A. MILLER, M.D.
Richard A. Miller, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Richard A. Miller and Leiv Lea, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD A. MILLER, M.D. Richard A. Miller, M.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	September 12, 2005
/s/ LEIV LEA Leiv Lea	Vice President, Finance and Administration and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 12, 2005
/s/ MILES R. GILBURNE Miles R. Gilburne	Director	September 12, 2005
/s/ LORETTA M. ITRI, M.D. Loretta M. Itri, M.D.	Director	September 12, 2005
/s/ RICHARD M. LEVY, PH.D. Richard M. Levy Ph.D.	Director	September 12, 2005
/s/ WILLIAM R. ROHN William R. Rohn	Director	September 12, 2005
/s/ CRAIG C. TAYLOR Craig C. Taylor	Director	September 12, 2005

[This page intentionally left blank.]

CORPORATE DIRECTORY

OFFICERS

Richard A. Miller, M.D.
President & Chief Executive Officer

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary

Geoffrey Cooper, Ph.D.
Senior Vice President,
Business Development

Timothy G. Whitten
Senior Vice President,
Commercial Operations

Hugo Madden, Ph.D.
Vice President,
Chemical Operations

Markus F. Renschler, M.D.
Vice President,
Oncology Clinical Development

See-Chun Phan, M.D.
Vice President,
Clinical Research

BOARD OF DIRECTORS

Richard A. Miller, M.D.
President & Chief Executive Officer

Miles R. Gilburne
Managing Member
ZG Ventures, LLC

Loretta M. Itri, M.D.
President, Pharmaceutical Development
& Chief Medical Officer
Genta Incorporated

Richard M. Levy, Ph.D.
Chairman & Chief Executive Officer
Varian Medical Systems, Inc.

William R. Rohn
Chief Operating Officer, Retired
Biogen Idec Inc.

Craig C. Taylor
Managing Member
Alloy Ventures

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
10 Almaden Blvd., Suite 1600
San Jose, CA 95113

ANNUAL STOCKHOLDERS MEETING

Pharmacyclics' annual meeting of stockholders will be held at 12:00 p.m., on December 15, 2005, at the Sheraton Palo Alto Hotel, 625 El Camino Real, Palo Alto, CA 94301.

COMMON STOCK INFORMATION

At June 30, 2005, there were approximately 19,807,999 shares outstanding of Pharmacyclics common stock. Pharmacyclics' stock is traded on the Nasdaq Stock Market under the symbol: PCYC

COMPANY CONTACTS

Leiv Lea
Chief Financial Officer & Vice President,
Finance & Administration and Secretary
(408) 774-0330

Jim Weiss
Corporate Communications
(408) 990-7295

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services
(Formerly EquiServe Trust Company, N.A.)
P.O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries: (877) 282-1169
Internet Address: http://www.EquiServe.com

QUARTERLY REPORTING AND OTHER INFORMATION

Pharmacyclics' quarterly and annual reports, press releases and other information regarding the Company and its technology are available on the Internet: http://www.pharmacyclics.com

FORM 10-K

Additional copies of the Company's Form 10-K, which is filed with the Securities and Exchange Commission, are available upon request, free of charge. Write to:
Investor Relations
Pharmacyclics, Inc.
995 East Arques Avenue
Sunnyvale, CA 94085-4521

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS RELATE TO FUTURE EVENTS SUCH AS TIMING OF INITIATION AND RESULTS FROM OUR CLINICAL TRIALS OR OUR FUTURE FINANCIAL PERFORMANCE. FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS THAT PROVIDE OUR CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS. ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS IN THIS REPORT AND IN ANY OTHER PUBLIC STATEMENTS ARE SUBJECT TO UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. YOU ARE ADVISED, HOWEVER, TO CONSULT THE DISCLOSURES WE MAKE ON RELATED SUBJECTS IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005, INCLUDING THE SECTION, "ITEM I - BUSINESS-RISK FACTORS." ALSO NOTE THAT WE PROVIDE A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, ASSUMPTIONS AND OTHER FACTORS RELEVANT TO OUR BUSINESS UNDER THE CAPTION RISK FACTORS AND ELSEWHERE IN THIS REPORT. THESE ARE RISKS THAT WE THINK COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTED OR HISTORICAL RESULTS.